Exhibit 99.1

QUARTERLY REPORT as of March 31, 2017:

GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders
For the period ended March 31, 2017

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the Directors’ Report of the Company for the period ended March 31, 2017 (the “Reporting Date):

1.	The Company and its Operations

1.1.	Overview

The Company, through its public and private investees1 (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group continues to look for opportunities to acquire and develop properties or portfolios within its core business (including with partners), in geographies in which it already operates and other regions.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”), the New York Stock Exchange (“NYSE”), and the Toronto Stock Exchange (“TSX”), under the ticker symbol “GZT”.

The Company operates through generally three investment categories:

●	Wholly-owned private subsidiaries that are consolidated in its financial statements and in which the Company outlines the strategy, is responsible for their financing activities, and oversees their operations. These operations are conducted through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”) and through its subsidiaries in Brazil (“Gazit Brazil”).

●	Public entities under the Company’s control with similar strategy that are consolidated in its financial statements in which the Company is the largest shareholder. These operations are conducted through Citycon Oyj (“CTY”) and through Atrium European Real Estate Limited (“ATR”).

●	Public entities in which the company has a material interest (but not control). These entities are First Capital Realty Inc. (“FCR”), which is presented according to the equity method, and Regency Centers Corporation (“REG”), which is presented at market value as a financial asset.

The Group’s strategy is to focus on growing its cash flow through the proactive management of its assets, recycling capital through investing in top-tier, necessity-driven retail properties in growing urban markets with redevelopment opportunities that have potential for cash flow growth and value appreciation; and divesting of non-core assets with limited growth potential.

The Company's strategy is to increase its direct ownership of real estate, which in management's opinion will result in higher growth and better managed cash flows. Also, management believes that increasing the directly owned real estate part of its portfolio will strengthen its financial ratios, which may lead to an international investment credit rating, and consequently, improve its cost and diversity of capital.

1 Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company, companies that are presented according to the equity method and REG.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

1.2.	Group Properties

							Carrying value of investment
			Income-	Properties		GLA (in	property
	Country of	Holding	producing	under	Other	square	(NIS in
	operation	interest	properties	development	properties	meters)	millions)
CTY	Finland, Norway, Sweden, Estonia and Denmark	43.9%	54	1	-	1,196	17,410

ATR	Poland, Czech Republic, Slovakia, Russia	59.5%	59	-	-	1,058	10,831

Gazit Brazil	Brazil (mainly in Sao Paulo)	100%	8	-	1	133	2,154

Gazit Development	Israel (mainly)	100%	10	-	-	129	2,744

	Bulgaria and Macedonia	100%	1	-	-	7	171
Gazit Germany	Germany	100%	2	-	-	36	287
Total carrying value			134	1	1	2,558	33,598
Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,029
Total			136	1	1	2,634	35,627

In addition, as of March 31, 2017, the Company owns 32.7% of FCR’s outstanding shares. FCR owns 159 income-producing properties, primarily supermarket-anchored shopping centers, with a total GLA of 2.2 million square meters, and one shopping center under development with total assets of C$ 8.7 billion. For details regarding the sale of 9 million FCR shares in March, 2017 and its deconsolidation, refer to Note 3c to the financial statements.

Also, as of March 31, 2017, the Company owns 11.5% of REG’s outstanding shares. REG owns 429 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters. For details regarding the completion of the merger between Equity One Inc. (“EQY”) and REG, refer to Note 3b to the financial statements.

Other publicly information about the Group, including updated presentations, supplemental information packages regarding assets, liabilities and additional information (which does not constitute part of this report and is not hereby incorporated by reference), can be found on the Company’s website – www.gazit-globe.com and the websites of the Group’s public companies.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

1.3.	Breakdown of the Comp any’s Investments by Region (on an expanded solo basis) as of March 31, 2017:

Book Value

Market Value

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

1.4.	Highlights – First quarter of 2017 (the "Quarter”)

(NIS in millions, other than per share data)	March 31, 2017	December 31, 2016
Net debt to total assets (Consolidated)	53.7%	50.1%	-
Net debt to total assets (Expanded Solo)	53.6%	62.0%	-
Equity attributable to equity holders of the Company	9,084	8,158	-
Equity per share attributable to equity holders of the Company (NIS)	46.4	41.7	-
Net asset value per share (EPRA NAV) (NIS) [1]	54.7	56.5	-
EPRA NNNAV per share (NIS) [1]	41.3	43.4	-

	For the 3 months ended March 31,
	2017	2016 *	Change
Rental income	698	714	(2.2%)
NOI [2]	477	493	(3.2%)
NOI adjusted for exchange rates	477	462	3.2%
Economic FFO [3]	174	137	27%
Diluted Economic FFO per share (NIS)[3]	0.89	0.70	27%
Economic FFO adjusted for exchange rates [3]	174	127	37%
Diluted Economic FFO per share (NIS) adjusted for exchange rates [3]	0.89	0.65	37%
Number of shares used in calculating the diluted Economic FFO per share (in thousands) [3]	195,583	195,566	-
Acquisition, construction and development of investment property [4]	1,130	997	-
Disposal of investment property [4]	412	798	-
Fair value gain from investment property and investment property under development, net	50	103	-
Loss for equity holders of the Company	(276)	(278)	-
Diluted loss per share (NIS)	(1.44)	(1.44)	-
Cash flows from operating activities	192	290	-

*	Reclassified, refer to Notes 3b and 3c to the financial statements.

1	Refer to section 2.4 below.

2	NOI (“Net Operating Income”) – Rental income, net of property operating expenses.

3	The Economic FFO is presented according to the management approach and in accordance with the EPRA guidance. For the Economic FFO calculation, refer to Section 2.2 below.

4	The Company and its subsidiaries (excluding associates and joint ventures presented according to the equity method), net of specifically attributed debt.

●	As of March 31, 2017, the Company and its subsidiaries had liquidity including available undrawn credit facilities of NIS 6.8 billion (NIS 3.4 billion in the Company and its wholly-owned subsidiaries). In addition, an associate of the Company presented according to the equity method had liquidity including available undrawn credit facilities of NIS 1.8 billion.

●	As a result of fluctuations in currency exchange rates of the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real against the NIS, the equity attributable to the Company's equity holders decreased in the Quarter by NIS 384 million (net of the effect of cross-currency swap transactions).

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

1.5.	The Company’s Major Holdings Set Forth Below (Ownership Structure and Interests as of the date of filing):

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

2.	Additional Information Concerning the Company’s Assets and

2.1.	Summary of the Company's holdings as of March 31, 2017:

					Market value
Name of	Type of security/	Amount	Holding interest	Book value (NIS in	as of 31.3.2017 (NIS in
company	property	(millions)	(%)	millions)	millions)
REG	Shares (NYSE)	19.5	11.5	4,710	4,710

FCR	Shares (TSX)	79.6	32.7	4,309	4,344

CTY	Shares (OMX)	390.6	43.9	3,915	3,366

ATR	Shares (VSX, Euronext)	224.3	59.5	4,345	3,302

Europe	Income-producing property	-	-	315	-

Europe	Land for future development	-	-	143	-

Brazil	Income-producing property and land	-	-	2,153	-

Israel	Income-producing property	-	-	2,476	-

Israel	Property under development and land	-	-	277	-

Total assets		-	-	22,643	-

Set forth below are the Company’s monetary balances (including balances of its privately-held subsidiaries) (“expanded solo basis”) as of March 31, 2017:

NIS in millions
Debentures[1]	11,478
Debts to financial institutions	2,701
Total debentures and debts to financial institutions (*)	14,179
Other monetary liabilities	409
Total monetary liabilities	14,588
Less - monetary assets	1,862
Less - other investments[2]	586
Monetary liabilities, net[3]	12,140

(*) Amortization schedule of debentures and debts to financial institutions (NIS in millions):

Year	Debentures[4]	Financial Institutions	Total	%
2017	759	137	896	6
2018	1,338	186	1,524	11
2019	1,508	2,132	3,640	26
2020	1,1775	5	1,182	8
2021	993	3	996	7
2022	879	136	1,015	7
2023	1,052	51	1,103	8
2024	1,204	51	1,255	9
2025	492	-	492	3
2026	947	-	947	7
2027	1,129	-	1,129	8
Total	11,478	2,701	14,179	100

1	Excludes an asset of NIS 521 million that represents the fair value of cross-currency swap derivatives, which is presented as part of the monetary assets.
2	Comprised primarily of investments in participation units in private equity funds and capital notes and loans in Luzon Group.
3	Excluding deferred tax liabilities in an amount of NIS 1.4 billion (of which NIS 1.1 billion with respect to the investment in REG shares payable upon the sale of REG shares, based on the tax rates as of the Reporting Date).
4	Includes a private, unsecured loan from a financial institution in the amount of NIS 630 million.
5	Includes a payment of NIS 758 million with respect to the principal of debentures (Series J), which is secured by investment property; refer to Section 7 below.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

2.2.	FFO (EPRA Earnings)

As is the practice in the United States, Canada and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to, and without detracting from, the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies (“EPRA Earnings”). This measure is not based on generally accepted accounting principles. Furthermore, pursuant to the draft securities regulations for anchoring the disclosure provisions for investment property activity, issued by the Israel Securities Authority in December 2013, FFO (Funds From Operations) is to be presented in the “Description of the Company's Business” section of the annual report of investment property companies, similar to the manner of calculating FFO under EPRA rules.

EPRA Earnings (or “Nominal FFO”) are calculated as the net income (loss) attributable to the equity holders of a company after excluding non-recurring income and expenses (including gains or losses from revaluations of properties to their fair value), changes in the fair value of financial instruments through profit and loss, gains or losses on the sale of properties, and other types of gains and losses.

The Adjusted EPRA Earnings (or “Economic FFO according to the management approach”) is calculated as EPRA Earnings with such additional adjustments being made as a company considers necessary in order to present an operating income measure that is comparable with previous periods and with the results of similar companies This measure is customarily used to review the performance of income-producing property companies. The required adjustments to the accounting net income (loss) are presented in the table below.

The Company believes that the Adjusted EPRA Earnings measure fairly reflects the operating results of the Company, since it provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

As clarified in the EPRA position papers, the EPRA Earnings and the Adjusted EPRA Earnings measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income (loss). Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

The table below presents the calculation of the Company’s Economic FFO, calculated according to the recommendations of EPRA and the draft securities regulations for investment property activity, and its Economic FFO per share for the stated periods:

	For the 3 months ended March 31,		For the year ended December 31,
	2017	2016	2016
	NIS in millions (other than per share data)
Net income (loss) attributable to equity holders of the Company for the period Adjustments:	(276)	(278)	787
Fair value gain from investment property and investment property under development, net	(50)	(249)	(2,081)
Capital gain on sale of investment property	(12)	(1)	(6)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(308)	526	120
Adjustments with respect to equity-accounted investees	73	(5)	(15)
Loss (income) from discontinued operation(1)	281	(67)	(259)
Deferred taxes and current taxes with respect to disposal of properties	8	89	576
Amortization of good will	8	-	23
Acquisition costs recognized in profit or loss	-	1	4
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	-	29	76
Non-controlling interests' share in above adjustments	387	65	917

Nominal FFO (EPRA Earnings)	111	110	142

Additional adjustments:

CPI linkage differences	(15)	(71)	(24)
Depreciation and amortization	3	4	16
Company's share in REG's Economic FFO (2016 - EQY's Economic FFO)	72	67	259
Other adjustments(2)	3	27	198

Economic FFO according to the management approach (Adjusted EPRA Earnings)	174	137	591
Basic and diluted Economic FFO per share according to the management approach (in NIS)	0.89	0.70	3.02
Number of shares used in the basic Economic FFO per share calculation (in thousands)(3)	195,516	195,476	195,493
Number of shares used in the basic Economic FFO per share calculation (in thousands)(3)	195,583	195,566	195,567

1	The loss from discontinued operations comprises the operating results of EQY through the date of the merger with REG and the gain resulting from the loss of control in EQY, the operating results of FCR through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to EQY and FCR (in the comparative periods includes the company share in EQY's Economic FFO).
2	Income and expenses adjusted against the net income (loss) for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods (including a provision for legal proceedings), non-recurring expenses arising from the termination of engagements with senior Group officers, income and expenses from operations not related to income-producing property, internal costs (mainly salary) incurred in the leasing of properties, and share-based compensation expenses (comparative periods have been retroactively adjusted with respect to share-based compensation).
3	Weighted average for the period.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

Economic FFO guidance

The 2017 guidance is based on the following assumptions:

●	Our investees’ guidance that for the most part are disclosed.
●	Exchange and interest rates as of the filling date.
●	No significant investments, acquisitions and disposals, other than developments.
●	No material unexpected and abrupt events in the business.

	1-3/17	2017	2016
	Actual	Guidance	Actual
Economic FFO (NIS in million)	174	606 - 626	591

Economic FFO per share (NIS)	0.89	3.10 – 3.20	3.02

The Company’s guidance is not certain nor is it under the Company’s control, and therefore, constitutes forward-looking statements.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

2.3.	Additional information is presented below regarding the Company’s pro rata share in the value of income-producing properties owned by the Group as of March 31, 2017, based on capitalization of net operating income (“NOI”). The information below is intended based on a methodology that is generally accepted in the markets in which the Group operates and is intended to provide an additional method of analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. This information is not intended to represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3 months ended March 31,		For the year ended December 31,
	2017	2016[1]	2016[1]
	NIS in millions
Rental income	698	714	2,841
Property operating expenses	221	221	870
NOI for the period	477	493	1,971
Less - minority's share in NOI	(199)	(229)	(870)
Add - Company's share in NOI of associate and jointly controlled companies	112	130	515
NOI for the period - the Group's proportionate share[2]	390	394	1,616

Annual NOI - the Group's proportionate share[2]	1,560[3]	1,576[3]	1,616

1       Comparative periods have been retroactively adjusted with respect to the merger between EQY and REG.

2       Excluding the Company's share in REG's NOI.

3       Calculated by multiplying the NOI for the quarter by four.

The sensitivity analysis shown in the table below describes the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different capitalization rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. This analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionately consolidated income-producing property in accordance with the NOI for the first quarter of 2017:

Cap Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (*)	28,386	27,152	26,020	24,979	24,019

(*)       Calculated as the result of dividing the NOI by the cap rate.

New properties, properties under development and land, which have not yet commenced producing income and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of March 31, 2017, amounted to NIS 1,330 million.

As of March 31, 2017, The Company investment in REG shares at its fair value amounting to NIS 4,710 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of March 31, 2017, amounted to NIS 21,713 million.

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GAZIT-GLOBE LTD.

DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

2.4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by real estate companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, as reflected by the Company’s statement of financial position with certain adjustments, e.g., the exclusion of deferred taxes with respect to the revaluation of properties to their fair value and the exclusion of the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging with respect to which the difference between the fair value and intrinsic value is excluded); the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial liabilities, as well as certain adjustments to the provision for deferred taxes with respect to the revaluation of properties to their fair value, and certain additional adjustments to the fair value of the above-referenced financial derivatives.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s net asset value data to be compared with those of other European real estate companies. At the same time, such data does not constitute a valuation of the Company and does not replace the data presented in the financial statements; rather, such data provides an additional mechanism for evaluating the Company’s net asset value (NAV) in accordance with the EPRA recommendations. Such data is not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of March 31,		As of December 31,
	2017	2016	2016
	NIS in millions
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	9,084	7,378	8,158
Exclusion of deferred tax liability on revaluation of investment property to fair value (net of minority's share) [1]	1,087	2,706	2,933
Adjustments with respect to equity-accounted investees	587	-	-
Fair value asset adjustment for derivatives, net[2]	(61)	166	(32)
Net asset value - EPRA NAV	10,697	10,250	11,059
EPRA NAV per share (in NIS)	54.7	52.4	56.5
EPRA NNNAV
EPRA NAV	10,697	10,250	11,059
Adjustment of financial liabilities to their fair value	(887)	(1,036)	(860)
Other adjustments to provision for deferred taxes	(1,087)	(1,662)	(1,752)
Fair value asset adjustment for financial derivatives, net	61	(166)	32
Adjustments with respect to equity-accounted investees	(711)	-	-
Adjusted net asset value - EPRA NNNAV	8,073	7,386	8,479

EPRA NNNAV per share (in NIS)	41.3	37.8	43.4

Issued share capital of the Company (in thousands of shares)(3)	195,583	195,575	195,560

1	Net of goodwill generated in business combinations against deferred tax liability.
2	Represents the fair value less the intrinsic value of currency hedging transactions.
3	Represents the diluted number of issued shares (in thousands), excluding treasury shares held by the Company.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3.	Discussion by the Board of Directors of the Company’s Business Position, Results of Operations, Equity and Cash Flows

3.1.	During the Quarter, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various properties totalled NIS 1,130 million. The effect of these investments on the operating results of the Group will be reflected in full during the remainder of 2017 and thereafter.

Activities in Properties

1)	During the Quarter, the Company and its subsidiaries acquired one income-producing property, with a total GLA of 19 thousand square meters, at a total cost of NIS 310 million. In addition, the Company and its subsidiaries have developed new properties and redeveloped existing properties at a total cost of NIS 820 million.

2)	Highlights of operational data:

	Income producing	GLA (in thousands of square	Average basic monthly rent per square meter		Change in same property	Occupancy rate in core properties		Ratio of net debt to total
	properties[1]	meters)	31.3.2017	31.3.2016	NOI [2]	31.3.2017	31.3.2016	assets
Gazit Brazil	8	133	R$ 54	54 R$	7.3%	91.9%	91.6%	N/A
Gazit Development	11	136	NIS 102.1	NIS 99.4	0.4%	95.7%	95.7%	N/A
CTY	55	1,242	€24	€22.1	1.2%	96.0%	96.2%	47.1%
ATR	60	1,088	€13.3	€12.3	8.5%	95.4%	95.8%	28.8%
FCR	159	2,199	C$ 17.4	C$ 17.1	2.4%	94.5%	95.0%	43.1%
REG	429	5,478	U.S$ 18.3	U.S$ 17.4	3.7%	95.3%	95.4%	22.8%

1	Includes jointly-controlled properties.
2	Change in same property NOI during the Quarter, compared with the corresponding quarter in the prior year.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3)	Data for Properties under Development, Redevelopment, and Expansion.

	Properties under Development
Company	No. of properties	Total investment as of March 31, 2017 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	1	526	166	36
CTY	1	148	7	4
	2	674	173	40

	Properties under Redevelopment and Expansion
Company	No. of properties	Total investment as of March 31, 2017 (NIS in millions)	Cost for completion (NIS in millions)	Area (square meters in thousands)
FCR	5	1,446	221	59
CTY	3	1,057	818	104
ATR	4	237	509	30
Gazit Development	2	71	70	20
	14	2,811	1,618	213

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

4)	Effect of the Macro-Economic Environment on the Group's Activity

The Group’s activity is affected by the macro-economic environment (inter alia, private consumption volumes, the rate of unemployment and the level of demand) in the various countries in which it operates. These parameters impact on the occupancy rates of properties, the level of rents and the Group’s ability to increase its revenues over time, as well as the scope and potential of the investments and development.

As of March 31, 2017, the Company is reporting stability in occupancy rates and an increase in average rental rates, at the Group’s properties. The Company considers that the macro-economic data from the countries of operation testify to a stable environment and a forecast of further growth.

The Company’s assessments regarding the impact of future macro-economic events on its operations, revenues, profits, debt and equity-raising ability and financial position are not certain nor are they under the Company’s control, and therefore, constitute forward-looking statements.

Presented below are macro-economic data for the countries where the Group operates1:

	Growth (GDP)
	2017 forecast	2016	Rate of unemployment	Yield on government debentures (10 years)	Debt rating (S&P)
Norway	1.60%	0.80%	4.3%	1.56%	AAA
Sweden	2.60%	3.20%	6.4%	0.56%	AAA
Canada	2.30%	1.30%	6.5%	1.58%	AAA
Finland	1.15%	1.30%	8.8%	0.48%	AA+
USA	2.20%	1.60%	4.4%	2.34%	AA+
Czech Republic	2.60%	2.50%	3.2%	0.85%	AA-
Israel	3.30%	3.00%	4.2%	2.18%	A+
Poland	3.40%	2.70%	5.3%	3.33%	BBB+
Russia	1.20%	(0.50%)	5.4%	7.47%	BB+
Brazil	0.6%	(3.50%)	8.2%	10.05%	BB

International debt rating of subsidiaries:

Rating Agency	FCR	REG	CTY	ATR	Gazit-Globe
Moody's	Baa2/Stable	Baa2/Stable	Baa1/Stable	-	ilAa3/Stable
S&P	-	BBB+/Stable	BBB/Stable	BBB-/Stable	ilAA-/Stable
Fitch	-	BBB+/Stable	-	BBB-/Stable	-
DBRS	BBB(HIGH)/Stable	-	-	-	-

1.       Data source: Bloomberg- May 2017

3.2.	Material Events During the Reporting Period

A.	For details regarding EQY’s merger with REG, refer to Note 3b to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a gross consideration of C$ 185 million, refer to Note 3c to the financial statements.

C.	For details regarding the sale of 2.8 million REG shares for a consideration of U.S.$ 192 million, refer to Note 3b to the financial statements.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3.3.	Dividend Distribution Policy

Pursuant to the Company’s dividend distribution policy, each year the Company announces its anticipated annual dividend. In March 2017, the Company announced that the quarterly dividend for 2017 would be NIS 0.35 per share (the total dividend to be declared for 2017 will be NIS 1.40 per share).

The foregoing anticipated dividend distribution is subject to sufficient distributable income at the relevant dates and is further subject to the provisions of the Israeli law relating to dividend distributions as well as to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the amendment to this policy.

3.4.	Financial Position Current assets

Current assets amounted to NIS 2.2 billion as of March 31, 2017, compared with NIS 23.6 billion as of December 31, 2016. The decrease in current assets is primarily due to EQY’s merger with REG in March 2017, pursuant to which EQY’s assets were classified as assets held for sale as of December 31, 2016, and additionally due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

Equity-accounted investees

The balance of equity-accounted investees amounted to NIS 5,944 million as of March 31, 2017, compared with NIS 2,097 million as of December 31, 2016. The increase in the balance of equity-accounted investees is primarily due to the loss of control over FCR, which is presented according to the equity method from the date of loss of control in March 2017 (refer to Note 3c to the financial statements). The balance of this item as of March 31, 2017, is primarily comprised of investments in investment property through joint ventures as recorded in CTY's and ATR's books.

Available-for-sale securities

Available-for-sale securities amounted to NIS 5,062 million as of March 31, 2017 (primarily comprised of the Company’s investment in REG which is presented at fair value) compared with NIS 384 million as of December 31, 2016.

Financial derivatives

The balance of financial derivatives arises primarily from cross-currency swap transactions, entered into as part of the Group’s policy to correlate as closely as possible the currency in which properties are acquired and the currency in which the liabilities undertaken to finance the respective acquisitions of such properties are incurred (on a proportionate consolidation basis), and are presented at fair value. The balance of the financial derivatives is presented net of amounts received under agreements (CSA) entered into with certain financial institutions in connection with the collateral with respect to the value of the financial derivatives. As of March 31, 2017, the aforesaid balance of financial derivatives amounted to NIS 709 million, compared with NIS 516 million as of December 31, 2016. The increase is primarily due to the gain from the revaluation of the financial derivatives to their fair value in the Quarter, primarily attributable to the weakening of the Canadian Dollar, the U.S. Dollar, the Euro and the Brazilian Real against the NIS.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets), as of March 31, 2017, amounted to NIS 33.6 billion, compared with NIS 78.7 billion as of December 31, 2016.

The decrease in these balances during the Quarter is primarily due to EQY’s merger with REG in March 2017 and deconsolidation of EQY as of the date of the merger as well as the deconsolidation of FCR as a result of the loss of control in March 2017 (refers to Notes 3b and 3c to the financial statements).

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Intangible assets, net

Intangible assets, net, as of March 31, 2017, totalled NIS 726 million, compared with NIS 815 million as of December 31, 2016. The intangible assets primarily consist of goodwill in the amount of NIS 658 million as a result of CTY’s acquisition of properties in Norway.

Current liabilities

Current liabilities, as of March 31, 2017, totalled NIS 3.6 billion, compared with NIS 13.2 billion as of December 31, 2016. The decrease in current liabilities is primarily due to EQY’s merger with REG in March 2017, resulting in the classification of EQY’s liabilities under current liabilities as of December 31, 2016, and also to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Notes 3b and 3c to the financial statements).

As of March 31, 2017, the Group had a negative working capital balance of NIS 1.4 billion. The current assets of NIS 2.2 billion, the binding long-term credit facilities of NIS 5.5 billion available to the Company and its subsidiaries for immediate drawdown, as well as the cash flows provided by operating activities are significantly greater than the amount of the current liabilities, and thus the Company’s management believes the balance of current liabilities as of March 31, 2017 can be settled with these resources (refer also to section 3.6 below).

Non-current liabilities

Non-current liabilities, as of March 31, 2017, totalled NIS 27.7 billion, compared with NIS 39.9 billion as of December 31, 2016. The decrease in non-current liabilities is primarily due to the deconsolidation of FCR as a result of the loss of control in March 2017 (refer to Note 3c to the financial statements).

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of March 31, 2017, amounted to NIS 9,084 million, as compared with NIS 8,158 million as of December 31, 2016. The increase is primarily due to an increase of NIS 1,270 million in capital reserves (primarily as a result of reclassifying the foreign currency translation reserves, as a result of deconsolidation of EQY and FCR). The aforesaid increase was offset by a loss of NIS 276 million attributable to the Company’s equity holders and the declared dividend of NIS 68 million.

The equity per share attributable to the equity holders of the Company as of March 31, 2017 totalled NIS 46.4 per share, as compared with NIS 41.7 per share as of December 31, 2016, after a dividend distribution of NIS 0.35 per share for the Quarter.

Non-controlling interests

Non-controlling interests, as of March 31, 2017, amounted to NIS 8.0 billion, as compared with NIS 25.6 billion as of December 31, 2016. The balance is mainly comprised of the interests of CTY’s other shareholders comprising 56.1% of CTY’s equity as well as the interests of ATR’s other shareholders comprising 40.5% of ATR’s equity.

The decrease in non-controlling interests in the quarter is primarily due to the deconsolidation of EQY and FCR, the balance of which non-controlling interests totaled NIS 16.6 billion as of the date of deconsolidation, and to the portion of the non-controlling interests in the dividends distributed by the subsidiaries in an amount of NIS 0.3 billion, and to the portion of the non-controlling interests in the comprehensive loss of the subsidiaries in the amount of NIS 0.8 billion.

Ratio of debt to total assets

The ratio of the Group’s net interest-bearing debt to its total assets is 53.7% as of March 31, 2017, compared with 50.8% as of March 31, 2016 and 50.1% as of December 31, 2016.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3.5	Results of Operations and Analysis

A.	Results of operations are as follows:

	Three months ended		Year ended
	March 31,		December 31,
	2017	(*2016	(*2016
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	698	714	2,841
Property operating expenses	$221	$221	$870

Net operating rental income	477	493	1,971
Fair value gain from investment property and investment property under development, net	50	103	245
General and administrative expenses	(94)	(113)	(436)
Other income	6	7	26
Other expenses	(22)	(13)	(223)
Company's share in earnings of equity-accounted investees, net	11	27	106

Operating income	428	504	1,689

Finance expenses	(244)	(539)	(1,127)
Finance income	352	49	255

Profit before taxes on income	536	14	817
Taxes on income	14	27	153

Net income (loss) from continuing operations	522	(13)	664
Income (loss) from discontinued operations, net	(281)	171	2,516
Net income	241	158	3,180

Attributable to:

Equity holders of the Company	(276)	(278)	787
Non-controlling interests	517	436	2,393

	241	158	3,180

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	2.05	(1.10)	0.64
Basic earnings (loss) from discontinued operations	(3.46)	(0.32)	3.39
Total basic net earnings (loss)	(1.41)	(1.42)	4.03
Diluted net earnings (loss) from continuing operations	2.02	(1.12)	0.57
Diluted earnings (loss) from discontinued operations	(3.46)	(0.32)	3.39
Total diluted net earnings (loss)	(1.44)	(1.44)	3.96

*) Reclassified, refer to Notes 3b and 3c to the financial statements.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

The statement of comprehensive income is as follows:

	Three months ended March 31,		Year Ended December 31,
	2017	(*2016	(*2016
	Unaudited		Audited
	NIS in millions

Net income	241	158	3,180

Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operation	(687)	209	(536)
Net gains (losses) on cash flow hedges	(5)	(35)	32
Net gains (losses) on available-for-sale financial assets	(97)	105	75

Other comprehensive income (loss) from continuing operations	(789)	279	(429)
Other comprehensive income (loss) from discontinuing operations	774	(5)	(18)
Total other comprehensive income (loss)	(15)	274	(447)

Total comprehensive income	226	432	2,733

Attributable to:
Equity holders of the Company	986	(20)	736
Non-controlling interests	(760)	452	1,997

	226	432	2,733

*) Reclassified, refer to Notes 3b and 3c to the financial statements.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

B.	Analysis of Results of Operations for the First Quarter of 2017

Rental income

Rental income decreased by 2.2% to NIS 698 million in the Quarter, compared with NIS 714 million in the comparable quarter in the prior year. The decrease is primarily due to the decrease in the average exchange rates of the Euro against the NIS and to the sale of properties during the prior 12 month period.

The decrease was offset by development properties coming on line and by new acquisitions during the prior 12 month period.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the rental income in the Reporting Period would have increased by 4.5% compared with the comparable quarter in the prior year.

Property operating expenses

Property operating expenses totalled NIS 221 million in the Quarter, representing 31.7% of rental income, as compared with NIS 221 million, representing 31.0% of rental income, in the comparable quarter in the prior year.

Net operating rental income (NOI)

Net operating rental income decreased by 3.2% to NIS 477 million in the Quarter (68.3% of rental income), compared with NIS 493 million (69.0% of rental income) in the comparable quarter in the prior year. The change in net operating rental income is due to the aforementioned reasons under the Section “Rental Income”.

If the average exchange rates in the prior year were adjusted to the current quarter average exchange rates, the net operating rental income in the Reporting Period would have increased by 3.2% as compared with the comparable quarter in the prior year.

Fair value gain from investment property and investment property under development, net

The Group applies the fair value model, as prescribed in IAS 40 (Revised), Investment Property. As a result of implementing this standard, the Group recognized, in the Quarter, a fair value gain on its properties in a gross amount of NIS 50 million, compared with a gain of NIS 103 million, in the comparable quarter of the prior year.

General and administrative expenses

General and administrative expenses totalled NIS 94 million (13.5% of total revenues), in the Quarter as compared with NIS 113 million (15.8% of total revenues) in the comparable period in the prior year. The decrease in general and administrative expenses is primarily due to efficiency measures implemented at the Group companies.

Company’s share in earnings of equity-accounted investees, net

In the Quarter, the Company’s share in earnings of equity-accounted investees amounted to NIS 11 million (as compared with earnings of NIS 27 million recorded in the comparable quarter in the prior year) and is comprised primarily of the Group’s share in the earnings of CTY's and ATR's equity-accounted investees.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

Finance expenses

Finance expenses amounted to NIS 244 million in the Quarter, as compared with NIS 539 million in the comparable quarter of the prior year. The decrease in the finance expenses in the Quarter, compared with the comparable quarter of the prior year, is primarily due to a loss of NIS 302 million recognized in the comparable quarter of the prior year due to the revaluation of financial derivatives (primarily with respect to currency swap hedging transactions), as compared with a revaluation gain in the Quarter.

The finance expenses in the Quarter reflect average nominal annual interest of 3.6% on the interest-bearing debt of the Company and its subsidiaries, as compared with 4.1% in the comparable quarter of the prior year.

Finance income

Finance income totalled NIS 352 million in the Quarter, as compared with NIS 49 million in the comparable quarter of the prior year. Finance income in the Quarter primarily comprises a gain of NIS 336 million on the revaluation of financial derivatives (as compared with revaluation loss recorded in finance expenses in the comparable quarter of the prior year) and interest income of NIS 10 million (as compared with interest income of NIS 35 million in the comparable quarter of the prior year).

Taxes on income

Taxes on income totalled NIS 14 million in the Quarter, as compared with NIS 27 million in the comparable quarter of the prior year.

Income (loss) from discontinued operations, net

The loss from discontinued operations, net in the Quarter is comprised of the operating results of EQY due to its merger with REG (refer to Note 3b to the financial statements) and the recognition of a gain on loss of control over EQY as a result of the merger; the operating results of FCR due to the loss of control (refer to Note 3c to the financial statements) and the gain on deconsolidation following the loss of control; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to EQY and FCR. In comparative periods, the income from discontinued operations, net, comprises the operating results of EQY due to its merger with REG, the operating results of FCR due to the loss of control, and a net loss from impairment of capital notes and loans granted to Luzon Group; the realization of capital reserves from the translation of foreign operations; and from the sale of Luzon Group shares.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3.6.	Liquidity and Capital Resources

The Group has a policy of maintaining an adequate level of liquidity that enables the pursuit of business opportunities in its activities - as well as flexibility in accessibility to sources of capital.

The sources of the Group’s liquidity are the cash generated from its income-producing properties, credit facilities, mortgages, long-term loans, cash raised from the offering of its debentures, convertible debentures and equity, which is used primarily for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in investees and other investments.

The liquid assets available to the Company and its subsidiaries, including short-term investments, totalled NIS 1.4 billion as of March 31, 2017, and NIS 1.8 billion at the end of 2016. In addition, as of March 31, 2017, the Company and its subsidiaries have binding undrawn long-term credit facilities available for immediate drawdown of NIS 5.5 billion.

As of March 31, 2017, the Company and its subsidiaries have liquidity including undrawn credit facilities available for immediate drawdown of NIS 6.8 billion (of which NIS 3.4 billion is at the Company level including its wholly-owned subsidiaries). In addition, as of March 31, 2017, an equity-accounted investee of the Company has liquidity including undrawn credit facilities available for immediate drawdown totalling NIS 1.8 billion.

As of March 31, 2017, the Company and its subsidiaries also have unencumbered investment property and investment property under development, which is carried on the books at fair value of NIS 28.8 billion (85.8% of the total investment property and investment property under development). In addition, as of March 31, 2017, an equity-accounted investee of the Company has unencumbered investment property and investment property under development with a value of NIS 18.5 billion

As of March 31, 2017, according to its consolidated financial statements, the Company had a negative working capital of NIS 1.4 billion. However, the Company has at its disposal, on a consolidated and on an expanded solo basis (including its wholly-owned subsidiaries), binding undrawn credit facilities, which are available for immediate drawdown, amounting to NIS 5.5 billion and NIS 2.6 billion, respectively. In line with Group policy, the Group customarily finances its activities through revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. The Company’s Board of Directors has examined the existence of such negative working capital and has determined that, based on the current funding and capital sources as mentioned above as well as the positive cash flow from operating activity, the existence of the negative working capital is not indicate a liquidity problem for the Company or the Group.

3.7.	Cash flows

Cash flows from operating activities in the Quarter totalled NIS 192 million, as compared with NIS 290 million in the comparable period of the prior year. In the Reporting Period, the cash flows from operating activities were used primarily for the payment of dividends by the Group companies in an amount of NIS 262 million. The decrease in cash flows from operating activities is primarily due to timing differences in respect of payments to third parties.

During the Quarter, the activities of the Company and its subsidiaries were funded from the realization of financial assets in a net amount of NIS 782 million and by the receipt of loans and credit lines in a net amount of NIS 460 million and by the proceeds from the sale of shares of a subsidiary in the amount of NIS 480 million. The proceeds from these sources were used primarily for the acquisition and development of a new investment property in a net amount of NIS 718 million and for the repayment of debentures in a net amount of NIS 986 million.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

3.8.	Repurchase Program

A.	On March 26, 2017, the Company’s Board of Directors approved a buyback program for the Company's debentures (in place of the previous program) in an amount of up to NIS 250 million, in relation to all the outstanding series of debentures. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s management. Until publication of this report, the Company had repurchased debentures in an amount of NIS 16 million under the program.

B.	On March 26, 2017, the Company’s Board of Directors approved a buyback program for the Company's shares (in place of the previous program) in an amount of up to NIS 150 million. The program is in effect until March 31, 2018. Purchases will be made under the program from time to time and at the discretion of the Company’s management, so long as the stock exchange price of the share reflects a significant discount on the Company’s NAV (calculated according to the value of its holdings). Until publication of this report, no shares had been repurchased under the aforesaid program.

4.	Exposure to Currencies and Market Risks and their Management

4.1.	The officers responsible for managing and reporting the Company’s market risks are the Company’s CEO and its Executive Vice President and CFO. The Group operates globally and is consequently exposed to currency risks resulting from fluctuations in exchange rates of various currencies (primarily the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real). Since March 26, 2017, the approval date of the Company’s annual report for 2016, there have not been any material changes in management or the nature of the market risks to which the Company is exposed.

4.2.	During the period from January 1, 2017 through the date on which the financial statements were approved, the CEO and Executive Vice President and CFO have held and continue to hold regular discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. Furthermore, during such period, the Company’s Board of Directors discussed such risks and the Company’s policy with respect thereto in the meetings in which the financial statements as of December 31, 2016 and March 31, 2017, were approved and at a meeting on May 11, 2017.

4.3.	Changes in foreign currency exchange rates – during the period from January 1, 2017 through March 31, 2017, the NIS appreciated against the U.S. Dollar, the Canadian Dollar, the Euro and the Brazilian Real by 5.5%, 4.5%, 4.0% and 1.9%, respectively. With regard to the impact of exchange rate changes on the Company's equity, as of March 31, 2017, refer to Appendixes A of the Director's Report. In addition, from March 31, 2017 until immediately prior to the date of approval of this report, the NIS appreciated against the U.S. Dollar, the Canadian Dollar, and the Brazilian Real by 1.4%, 2.6% and 5.6%, respectively and devaluated against the Euro by 3.7%.

In addition, some of the Company’s liabilities (primarily with respect to operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2017 through March 31, 2017 the Israeli consumer price index fell by 0.2%. In addition, from March 31, 2017 until immediately prior to the date of approval of this report, the Israeli consumer price index increased by 0.5%.

4.4.	As in the past, the Company maintains a high correlation between the mix of its properties in the various functional currencies and the exposure of its equity to those currencies, by conducting hedging transactions to manage the currency exposure. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company attempts to hold its equity in the currencies of the various markets in which it operates, except with regard to the NIS, and in the same proportions as the assets in each such currency bear to the total assets. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the functional currencies (the Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real), with respect to which linkage basis and cross-currency swaps which have been transacted and loans taken in the various currencies, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of March 31, 2017, refer to the table attached as Appendix A of the Directors’ Report.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

As of March 31, 20171 and December 31, 2016, the economic equity exposure by currency:

March 31, 2017

December 31, 2016

1 Refer also to Appendix A of the Directors’ Report.

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

5.	Corporate Governance Aspects

Donations

The Group has undertaken to assist the communities in which it operates in accordance with the donation policy approved by the Company’s management. During the Quarter, the Group made donations to a variety of projects in the areas of education, culture, welfare, and health in the various countries in which the Company operates.

A.	The majority of the Group’s donations in the Quarter was directed to the field of education for the benefit of the “Supporting the South” initiative, which was established by the Company five years ago. Within the framework of the initiative, the Company supports the educational systems of periphery towns in the Negev, including providing support to elementary and high schools, as well as to several nursery schools and preschool centers.

B.	Communal involvement – the Group supports a variety of volunteer organizations in the fields of welfare, health, culture, assistance to soldiers, and the environment.

During the Quarter, the Group’s donations amounted to NIS 0.6 million.

6.	Disclosure Regarding the Financial Reporting of the Company

Additional Information and Events Subsequent to the Reporting Date

For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Note 5a to the financial statements.

7.	Details Concerning the Company’s Publicly-Held Debt Certificates

Collateral for Debentures (Series J)

The Company’s commitments pursuant to the debentures (Series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in section 1.5.2 of the Company’s shelf prospectus that was published on July 29, 2015 (reference no. 2015-01-085353), which information is hereby incorporated by reference. The value of the aforementioned pledged properties in the Company’s financial statements as of December 31, 2016 is NIS 1,109 million. No material changes have occurred in the value of the pledged properties as of March 31, 2017, as compared with their value as of December 31, 2016.

May 22, 2017
Date of Approval	Chaim Katzman	Dori J. Segal
of Directors’ Report	Chairman of the Board of	CEO and Vice Chairman of the
	Directors	Board of Directors

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DIRECTORS' REPORT ON THE COMPANY'S BUSINESS

Appendix A of the Directors’ Report

Additional Information regarding Currency Exposure

as of March 31, 2017

The information below sets forth the scope of the Company’s currency exposure (Euro, the U.S. Dollar, the Canadian Dollar, the NIS and the Brazilian Real) in connection with the cross-currency swaps which have been transacted, and the scope of the exposure remaining after taking into account the cross-currency swaps, as of March 31, 2017. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in NIS1) and the percentages they represent out of the total assets and liabilities, respectively, on a proportionate consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, to the extent possible, the Company's equity to the Company's assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	BRL	Total in NIS
Assets in original currency	3,358	1,375	3,895	2,847	1,964	-
Assets in NIS	3,358	4,993	15,120	7,712	2,285	33,468
% of total assets	10	15	45	23	7	100
Liabilities in original currency	11,320	618	1,517	1,294	-	-
Cross-currency swap transactions in original currency	(8,840)	190	1,177	620	786	-
Liabilities in original currency	2,480	808	2,694	1,914	786	-
Liabilities in NIS adjusted for swaps	2,480	2,935	10,459	5,185	914	21,973
% of total liabilities	11	13	48	24	4	100
Total equity in original currency	878	567	1,201	933	1,178	-
Total economic equity[3] in NIS	878	2,058	4,661	2,527	1,371	11,495
% of total equity	8	18	40	22	12	100

1	According to currency exchange rates as of March 31, 2017.
2	The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with generally accepted accounting principles, but rather according to the Company’s interest in each of the subsidiaries at the stated date.

3	Represents the equity attributable to the equity holders of the Company after excluding the provision for deferred taxes.

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GAZIT-GLOBE LTD.

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2016 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2016 (the “Periodic Report”), for each matter required to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 24, 2017, the Company distributed a dividend to its shareholders in the amount of NIS 68.4 million (NIS 0.35 per share).

B.	For details regarding a dividend declared by the Company after the Reporting Date, refer to Note 5b to the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the United States

A.	For details regarding completion of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3b to the financial statements.

B.	For details regarding the sale of 2.8 million REG shares for a consideration of U.S.$ 192 million, refer to Note 3b to the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding an early redemption of convertible debentures (Series E and F) in an amount of C$ 106.3 million made by FCR, refer to Note 3a to the financial statements.

B.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million and the accounting treatment implemented as a result of the sale, refer to Note 3c to the financial statements.

Update to Section 16 – Human capital

For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Note 5a to the financial statements.

Update to Section 18 – Financing

During 2017 the company repurchased its debentures in the amount of NIS 16 million.

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UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS

Disclosure Concerning pledge Properties Pursuant to Chapter F of the Disclosure Guideline Regarding Investment Property Activity

G CINEMA

	Quarter 1 2017	As of December 31, 2016 and for the year then ended
Value of property (NIS in 000’s)	507,900	507,900
NOI in the period (NIS in 000’s)	7,866	32,575
Revaluation gains (losses) in the period (NIS in 000’s)	(1,804)	11,183
Average occupancy rate in the period	100%	100%
Actual rate of return (%)	6.2%	6.4%
Average annual rental per sq. meter (NIS)	1,361	1,380
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

G TWO

	Quarter 1 2017	As of December 31, 2016 and for the year then ended
Value of property (NIS in 000’s)	293,000	293,000
NOI in the period (NIS in 000’s)	5,061	20,036
Revaluation gains (losses) in the period (NIS in 000’s)	(198)	10,552
Average occupancy rate in the period	100%	100%
Actual rate of return (%)	6.9%	6.8%
Average annual rental per sq. meter (NIS)	862	862
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

G ONE

	Quarter 1 2017	As of December 31, 2016 and for the year then ended
Value of property (NIS in 000’s)	293,100	293,100
Building rights and other adjustments (NIS in 000’s)	15,600	15,600
NOI in the period (NIS in 000’s)	4,671	20,405
Revaluation gains (losses) in the period (NIS in 000’s)	(245)	(1,456)
Average occupancy rate in the period	93.0%	97.0%
Actual rate of return (%)	6.4%	7.0%
Average annual rental per sq. meter (NIS)	839	831
Average annual rental per sq. meter in leases signed in the period (NIS)	-	-

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GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2017

Unaudited

29

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 &ey.com

AUDITORS' REVIEW REPORT TO THE SHAREHOLDERS OF GAZIT-GLOBE LTD.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of March 31, 2017 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these period in accordance with IAS 34, "Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain subsidiary, whose assets constitute approximately 25% of total consolidated assets as of March 31, 2017, and whose revenues constitute approximately 37% of total consolidated revenues for the period of three months then ended. The condensed interim financial information of this company was reviewed by other auditors, whose review report has been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 22, 2017	A Member of Ernst & Young Global

30

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,183	2,433	1,520
Short-term investments and loans	27	60	96
Marketable securities	155	42	212
Financial derivatives	127	50	98
Trade receivables	118	218	163
Other accounts receivable	301	401	329
Inventory of buildings and apartments for sale	-	-	14
Current taxes receivable	21	27	26

	1,932	3,231	2,458

Assets classified as held for sale	257	513	21,132

	2,189	3,744	23,590
NON-CURRENT ASSETS
Equity-accounted investees	5,944	2,665	2,097
Other investments, loans and receivables	270	743	1,223
Available-for-sale financial assets	5,062	889	384
Financial derivatives	709	341	516
Investment property	31,757	71,799	55,982
Investment property under development	1,555	2,666	2,113
Fixed assets, net	119	128	152
Intangible assets, net	726	915	815
Deferred taxes	16	39	15

	46,158	80,185	63,297

	48,347	83,929	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	948	876	775
Current maturities of non-current liabilities	1,333	2,228	3,043
Financial derivatives	24	40	47
Trade payables	96	500	377
Other accounts payable	1,006	1,717	1,820
Current taxes payable	187	81	93

	3,594	5,442	6,155
Liabilities attributable to assets held for sale	14	5	7,024

	3,608	5,447	13,179
NON-CURRENT LIABILITIES
Debentures	20,299	29,043	27,319
Convertible debentures	-	603	296
Interest-bearing loans from banks and others	4,010	12,064	8,183
Financial derivatives	31	133	50
Other liabilities	232	392	283
Deferred taxes	3,088	4,707	3,809

	27,660	46,942	39,940

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	249	249
Share premium	4,998	4,985	4,992
Retained earnings	5,355	4,839	5,699
Foreign currency translation reserve	(1,916)	(2,936)	(3,257)
Other reserves	419	262	496
Treasury shares	(21)	(21)	(21)

	9,084	7,378	8,158
Non-controlling interests	7,995	24,162	25,610

Total equity	17,079	31,540	33,768

	48,347	83,929	86,887

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

May 22, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dori J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

32

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,		Year ended December 31,
	2017	(*2016	(*2016
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental income	698	714	2,841
Property operating expenses	221	221	870

Net operating rental income	477	493	1,971

Fair value gain from investment property and investment property under development, net	50	103	245
General and administrative expenses	(94)	(113)	(436)
Other income	6	7	26
Other expenses	(22)	(13)	(223)
Company's share in earnings of equity-accounted investees, net	11	27	106

Operating income	428	504	1,689

Finance expenses	(244)	(539)	(1,127)
Finance income	352	49	255

Income before taxes on income	536	14	817
Taxes on income	14	27	153

Net income (loss) from continuing operations	522	(13)	664
Income (loss) from discontinued operation, net	(281)	171	2,516
Net income Attributable to:	241	158	3,180

Equity holders of the Company	(276)	(278)	787
Non-controlling interests	517	436	2,393

	241	158	3,180

Net earnings (loss) per share attributable to equity holders of the Company
Basic net earnings (loss) from continuing operations	2.05	(1.10)	0.64
Basic net earnings (loss) from discontinued operations	(3.46)	(0.32)	3.39
Total basic net earnings (loss)	(1.41)	(1.42)	4.03
Diluted net earnings (loss) from continuing operations	2.02	(1.12)	0.57
Diluted net earnings (loss) from discontinued operations	(3.46)	(0.32)	3.39
Total diluted net earnings (loss)	(1.44)	(1.44)	3.96

*) Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

33

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,		Year ended December 31,
	2017	(*2016	(*2016
	Unaudited		Audited
	NIS in millions

Net income	241	158	3,180
Other comprehensive income (loss) (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(687)	209	(536)
Losses on cash flow hedges (1)	(5)	(35)	32
Net gains (losses) on available-for-sale financial assets	(97)	105	75
Other comprehensive income (loss) from continuing operations	(789)	279	(429)
Other comprehensive income (loss) from discontinued operations, net	774	(5)	(18)
Total other comprehensive income (loss)	(15)	274	(447)
Comprehensive income	226	432	2,733

Attributable to:
Equity holders of the Company (2)	986	(20)	736
Non-controlling interests	(760)	452	1,997
	226	432	2,733
(1) Includes Group's share in other comprehensive income of equity-accounted investees	-	1	1

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income (loss)	(276)	(278)	787
Exchange differences on translation of foreign operations	(698)	124	(197)
Net gains (losses) on cash flow hedges	(2)	(15)	20
Net gains (losses) on available-for-sale financial assets	(92)	106	83
Realization of capital reserves of previously consolidated subsidiaries	2,054	43	43

	986	(20)	736

*) Reclassified, refer to Notes 3b and 3c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

34

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
					Foreign
					currency					Non-
	Share		Share	Retained	translation	Other	Treasury			controlling	Total
	capital		premium	earnings	reserve	reserves	shares	Total		interests	equity
	Unaudited
	NIS in millions

Balance as of January 1, 2017 (audited)	249		4,992	5,699	(3,257)	496	(21)	8,158		25,610	33,768

Net income (loss)	-		-	(276)	-	-	-	(276)		517	241
Other comprehensive income (loss)	-		-		1,341	(79)	-	1,262		(1,277)	(15)

Total comprehensive income	-		-	(276)	1,341	(79)	-	986		(760)	226

Exercise and expiration of Company’s share options into Company shares	-	*)	6	-	-	(6)	-	-	*)	-	- *)
Cost of share-based payment	-		-	-	-	1		1		(1)
Dividend declared **)	-		-	(68)	-	-	-	(68)		-	(68)
Loss of control in previously consolidated subsidiaries (see Notes 3b and 3c)	-		-	-	-	-	-	-		(16,630)	(16,630)
Capital issuance to non-controlling interests	-		-	-	-	7	-	7		35	42
Dividend to non-controlling interests	-		-	-	-	-	-	-		(259)	(259)

Balance as of March 31, 2017	249		4,998	5,355	(1,916)	419	(21)	9,084		7,995	17,079

*)	Represents an amount of less than NIS 1 million
**)	In the three months ended in March 31, 2017 the Company declared a dividend totalling NIS 0.35 per share (in a total amount of NIS 68.4 million) that was paid on April 24, 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

35

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
					Foreign
					currency				Non
	Share		Share	Retained	translation	Other	Treasury		controlling	Total
	capital		premium	earnings	reserve	reserves	shares	Total	interests	equity
	Unaudited
	NIS in millions

Balance as of January 1, 2016 (audited)	249		4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income (loss)	-		-	(278)	-	-	-	(278)	436	158
Other comprehensive income	-		-	-	167	91	-	258	16	274

Total comprehensive income (loss)	-		-	(278)	167	91	-	(20)	452	432
Exercise and expiration of Company’s share options into Company shares	-	*)	2	-	-	(2)	-	- *)	-	- *)
Cost of share-based payment	-		-	-	-	2	-	2	10	12
Dividend declared	-		-	(90)	-	-	-	(90)	-	(90)
Non-controlling interest in subsidiary	-		-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-		-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-		-	-	-	(56)	-	(56)	233	177
Sale of shares to non-controlling interests	-		-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-		-	-	-	1	-	1	(2)	(1)
Re-purchase of convertible debentures in subsidiary	-		-	-	-	-	-	-	(1)	(1)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(292)	(292)

Balance as of March 31, 2016	249		4,985	4,839	(2,936)	262	(21)	7,378	24,162	31,540

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

36

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
					Foreign
					currency				Non-
	Share		Share	Retained	translation	Other	Treasury		controlling	Total
	capital		premium	earnings	reserve	reserves	shares	Total	interests	equity
	Audited
	NIS in millions

Balance as of January 1, 2016	249		4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995

Net income	-		-	787	-	-	-	787	2,393	3,180
Other comprehensive (loss)	-		-	-	(154)	103	-	(51)	(396)	(447)

Total comprehensive income (loss)	-		-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of Company’s share options into Company shares	-	*)	9	-	-	(9)	-	- *)	-	- *)
Cost of share-based payment	-		-	-	-	8	-	8	43	51
Dividend paid	-		-	(295)	-	-	-	(295)	-	(295)
Non-controlling interest in subsidiary	-		-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the company	-		-	-	-	(2)		(2)	2	-
Capital issuance to non-controlling interests	-		-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-		-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-		-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-		-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-		-	-	-	-	-	-	(1,285)	(1,285)

Balance as of December 31, 2016	249		4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

37

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities:

Net income	241	158	3,180

Adjustments required to present cash flows from operating activities:

Adjustments to the profit or loss items:

Finance (income) expenses, net	21	663	1,520
Company’s share in earnings of equity-accounted investees, net	(20)	(35)	(151)
Fair value gain from investment property and investment property under development, net	(545)	(249)	(2,081)
Depreciation and amortization	7	8	53
Taxes on income	124	101	629
Impairment loss of other assets	18	-	6
Capital gain, net	(8)	(1)	(6)
Loss from loss of control in subsidiaries (including realization of capital reserves)	902	-	-
Change in provision for legal claims, net	(6)	-	158
Net loss from sale of subsidiary (Note 3d)	-	230	230
Cost of share-based payment	(1)	12	47
	492	729	405

Changes in assets and liabilities items:
Increase in trade receivables and other accounts receivable	(50)	(147)	(38)
Increase in trade and other accounts payable	15	42	17
Increase (decrease) in tenants’ security deposits, net	2	(11)	-

	(33)	(116)	(21)

Net cash provided by operating activities before interest, dividend and taxes	700	771	3,564

Cash received and paid during the period for:

Interest paid	(532)	(461)	(1,668)
Interest received	21	11	62
Dividend received	11	17	36
Taxes paid	(11)	(48)	(90)
Taxes received	3	-	5
	(508)	(481)	(1,655)

Net cash provided by operating activities	192	290	1,909

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

38

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	MS in millions

Cash flows from investing activities:

Deconsolidation of previously consolidated subsidiaries (a,b,c)	193	(105)	(105)
Investment return and proceeds from sale of investees	-	128	148
Investment and loans to investees	-	(56)	(86)
Acquisition, construction and development of investment property	(1,130)	(997)	(4,594)
Changes in working capital items in relation with investing activities	-	337	-
Investments in fixed assets	(7)	(1)	(26)
Proceeds from sale of investment property net of tax paid	412	798	1,465
Proceeds from sale of fixed assets	-	1	*) 11
Grant of long-term loans	(5)	(54)	(119)
Collection of long-term loans	-	14	122
Short-term investments, net	(20)	43	(729)
Investment in financial assets	(2)	(26)	(130)
Proceeds from sale of financial assets and deposits withdrawal	804	28	737

Net cash provided by (used in) investing activities	245	110	(3,306)

Cash flows from financing activities:

Repayment of loans granted for purchase of Company’s shares	-	-	- *)
Exercise of share options into Company’s shares	- *)	- *)	- *)
Capital issuance to non-controlling interests, net	9	110	1,348
Acquisition of non-controlling interests	-	(1)	(349)
Sale of shares to non-controlling interest net of tax paid	-	327	326
Dividend paid to equity holders of the Company	-	-	(295)
Dividend paid to non-controlling interests	(262)	(272)	(1,260)
Receipt of long-term loans	812	644	2,835
Repayment of long-term loans	(37)	(578)	(2,800)
Receipt (repayment) of short-term credit facilities from banks, net	(531)	206	(77)
Receipt (repayment) of short-term credit from banks and others, net	216	21	(80)
Repayment and early redemption of debentures and convertible debentures	(986)	(510)	(1,855)
Issue of debentures and convertible debentures	-	-	3,131
Net cash provided by (used in) financing activities	(779)	(53)	927
Exchange differences on balances of cash and cash equivalents	(60)	(39)	(70)
Increase (decrease) in cash and cash equivalents	(402)	308	(540)
Cash and cash equivalents at the beginning of the period	1,585	2,125	2,125
Cash and cash equivalents attributed to discontinued operations	-		(65)
Cash and cash equivalents at the end of the period	1,183	2,433	1,520

*)	Represent an amount of less than NIS 1 million

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

39

GAZIT-GLOBE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Year ended
		March 31,		December 31,
		2017	2016	2016
		Unaudited		Audited
		NIS in millions
(a)	Deconsolidation of previously consolidated subsidiary- EQY
	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	(120)	-	-
	Non-current assets	19,005	-	-
	Deferred taxes	91	-	-
	Goodwill	28	-	-
	Non-current liabilities	(5,438)	-	-
	Non-controlling interests	(8,956)	-	-
	Gain from loss of control	114	-	-
	Capital reserves	562	-	-
	Investment in available- for- sale financial asset	(5,549)	-	-
	Decrease in cash and cash equivalents	(263)	-	-

(b)	Deconsolidation of previously consolidated subsidiary- FCR
	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	(1,184)	-	-
	Non-current assets	24,903	-	-
	Goodwill	32	-	-
	Non-current liabilities	(11,791)	-	-
	Non-controlling interests	(7,674)	-	-
	Loss from loss of control	(1,016)	-	-
	Capital reserves	1,495	-	-
	Investment in investment accounted for using the equity method	(4,309)	-	-
	Increase in cash and cash equivalents	456	-	-

(c)	Proceeds from sale of previously consolidated subsidiary:
	Assets and liabilities of consolidated subsidiary at date of sale:
	Working capital (excluding cash and cash equivalents):	-	(79)	(79)
	Non-current assets	-	82	82
	Non-current liabilities	-	(305)	(305)
	Non-controlling interests	-	(18)	(18)
	Gain from sale of previously consolidated subsidiaries	-	164	164
	Capital reserves	-	51	51
	Decrease in cash and cash equivalents:	-	(105)	(105)

(d)	Significant non-cash transactions:
	Conversion, early redemption and interest payment of convertible debentures into subsidiary’s shares	-	24	202
	Acquisition of investment property against trade payables	-	-	334
	Sale of Investment property against providing a loan to the buyer	-	-	101
	Dividend payable to equity holders of the Company	68	90	-
	Dividend payable to non-controlling interests	-	96	101

(e)	Additional information:
	Tax paid included under investing and financing activities	-	-	38
(f)	For details regarding cash flows attributed to discontinued operations, refer to Note 3b and 3c.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

40

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	These consolidated financial statements have been prepared in a condensed format as of March 31, 2017 and for the three months then ended (the “reporting period”) (collectively: “interim consolidated financial statements”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and accompanying notes, that were authorized by the Board of Directors on March 26, 2017 (“annual financial statements”).

b.	As of March 31, 2017 (the “reporting date”), the Company in the consolidation (the “Group”) has a working capital deficiency of New Israeli Shekels (“NIS”) 1.4 billion. The Group has unused approved credit facilities in the amount of NIS 5.5 billion available for immediate drawdown. The Company’s management believes that these sources, as well as the positive cash flow provided by operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim condensed consolidated financial statements

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

b.	New standards, interpretations and amendments initially adopted by the Company

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements.

41

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.	Debt raising and redemption by the Group

In January 2017, FCR completed an early redemption of its convertible debentures (Series E and F) in the amount of C$ 106.3 million (NIS 306 million) in consideration for their par value plus accrued interest.

b.	Discontinued operation- Investment in EQY

1.	In November 2016 EQY entered into a merger agreement with REG, a Real Estate Investment Trust (REIT), the securities of which are listed for trade on the NYSE. EQY has been merged with and into REG, to the effect that REG became the surviving entity upon the merger. Upon completion of the merger, EQY’s shareholders (including the Company) received shares in REG, in exchange for their shares in EQY, according to an exchange ratio of 0.45 REG shares for each EQY share, reflecting a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date of the merger agreement. The merger was completed on March 1, 2017 and, immediately post-merger, the Company held 13.2% of the merged company, making it the largest shareholder in REG. As of the merger date, three additional directors were appointed to REG’s Board of Directors: two independent directors on behalf of EQY and one director on behalf of the Company, Mr. Chaim Katzman, who was appointed non-executive Vice Chairman of the Board of REG.

Following the completion of the merger, the Company no longer consolidated EQY in its financial statements. As a result of the loss of control of EQY, the Company recognized in its consolidated financial statements an increase in capital of NIS 676 million and a gain of NIS 114 million (net of taxes). The aforesaid gain includes a loss of NIS 562 million, which was reclassified to profit or loss in respect of realization of reserves (primarily from exchange differences on translation of foreign operations). REG’s shares that are held by the Company are presented in the consolidated financial statements as an available-for-sale financial asset in accordance with International Accounting Standard No. 39, “Financial Instruments”.

The Company applies hedge accounting to changes in the fair value of the investment in REG shares resulting from exchange differences.

On March 2, 2017, wholly owned subsidiaries of the Company sold 2.8 million shares of REG, representing 1.6% of REG’s shares capital, for a total consideration of U.S.$ 192 million (approximately NIS 708 million). Consequently, the Company holds 19.5 million shares of REG, representing 11.5% of the share capital and voting rights in REG.

The operating results of EQY for the two-month period ended on the date of completion of the merger are presented in the consolidated statements of income under income (loss) from discontinued operations, net. Comparative information was reclassified in accordance with International Accounting Standard No. 5, “Non-current Assets Held for Sale and Discontinued Operations”.

42

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	Statements of comprehensive income attributed to discontinued operation:

	Two months ended March 1,	Three months ended March 1,	Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions (except for per share data)

Rental Income	239	347	1,385
Property operating expenses	(65)	(81)	(348)

Net operating rental income	174	266	1,037

Fair value gain (loss) from investment property and investment property under development, net	(6)	76	1,196
General and administrative expenses	(95)	(38)	(148)
Other Income	2	1	9
Other expenses	-	-	(24)
Company’s share in earnings of equity-accounted investees, net	2	3	9

Operating income	77	308	2,079

Finance expenses	(30)	(70)	(246)
Finance income	-	1	1
Taxes on income*)	(2)	(29)	(195)

Net income from discontinued operation, net	45	210	1,639

Other comprehensive income (loss) from discontinued operation	4	(28)	(9)
Total comprehensive income from discontinued operation Attribute to:	49	182	1,630

Equity holders of the Company	17	48	452
Non-controlling interest	32	134	1,178
	49	182	1,630

*) Includes adjustments for deferred taxes expenses.

3.	Cash flow statements attributed to discontinued operation and provided by (used in) activities:

	Two months ended March 1,	Three months ended March 1,	Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions (except for per share data)

Net Cash provided by operating activities	92	161	732
Net Cash provided by (used in) investing activities	43	(62)	(842)
Net cash provided by (used in) financing activities	72	(70)	92

43

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

c.	Discontinued operation- Investment in FCR

1.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of FCR’s share, in a “bought deal” transaction on the Toronto Stock Exchange, at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The sale was completed on March 22, 2017 and the Company, post-sale (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. As of the date of the sale and having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of such date, it no longer holds effective control in FCR. Accordingly, as of such date, the Company no longer consolidates FCR in its consolidated financial statements and, in accordance with the provisions of IFRS 10, has remeasured its investment in FCR according to the fair value on the date that control was lost, based on the market price of FCR on the stock exchange on such date.

As a result of the loss of control in FCR, the Company recognized in its consolidated financial statements an increase in capital of NIS 479 million and a loss of NIS 1,016 million in the consolidated statement of income. The above loss includes loss from the reclassification of capital reserves (primarily NIS 1,495 million in respect of translation differences of foreign operations) previously carried to profit or loss.

Commencing on the date of the loss of control, the Company accounts for its investment in FCR by the equity method, in accordance with the provisions of International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.

In view of the sales of FCR’s shares, as described above, and the loss of control therein, the operating results up to the date of loss of control, including the results relating to the sale of the shares, were presented in the consolidated statements of income under income (loss) from a discontinued operation, net. Comparative figures have been reclassified.

2.	The draft allocation of the acquisition consideration temporarily allocates the excess cost that arose on the date of the sale, after revaluation of the balance of the investment in shares of FCR, as follows:

	C$ *)	NIS
	Millions
Investment at market value upon completion of the transaction	1,582	4,309
Group’s share (32.7%) in net assets of FCR as of the closing date of the transaction **)	(1,415)	(3,855)
Excess cost	167	454

Attribute to:
Loans and other trade receivables	(1)	(3)
Goodwill	202	550
Deferred taxes	13	35
Interest-bearing loans from banks	11	30
Debentures	(56)	(153)
Convertible debentures	(2)	(5)
	167	454

*)	The presentation currency of FCR’s financial statements is Canadian dollar (as of the reporting date the CAD exchange rate was NIS 2.7234).

44

 GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

**)	Summarized financial information of FCR (As presented in FCR’s financial ststements-100%)

Summarized statement of financial position:

March 31, 2017
Unaudited
NIS in millions
Current assets	517
Non-Current assets (primarily of investments property)	24,903
Current liabilities	1,671
Non-Current Liabilities	11,791
Net assets	11,958

Net assets adjustments to the Group’s investment in FCR:
Adjustments of non-controlling interests (including convertible instruments)	(158)
Net assets	11,800
Group’s holdings in FCR	32.7%
Group’s holdings in FCR’s net assets	3,854

3.	Statements of comprehensive income from discontinued operations:

	Two months ended March 1,	Three months ended March 1,	Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions
Rental Income	494	478	1,960
Property operating expenses	$(192)	$(185)	$(737)
Net operating rental income	302	293	1,223

Fair value gain from investment property and investment property under development, net	500	72	641
General and administrative expenses	(28)	(25)	(106)
Other Income	-	-	12
Other expenses	-	(4)	(13)
Company’s share in earnings of equity-accounted investees, net	6	5	36

Operating income	780	341	1,793

Finance expenses	(134)	(114)	(473)
Finance income	35	11	70
Taxes on income*)	(109)	(47)	(283)

Income from discontinued operation, net	572	191	1,107

Other comprehensive income (loss) from discontinued operation	(1)	(12)	16
Total comprehensive income from discontinued operation	571	179	1,123
Attribute to:
Equity holders of the Company	205	70	409
Non-controlling interest	366	109	714
	571	179	1,123

*)	Includes adjustments for deferred taxes expenses.

45

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

4.	Cash flow statements attributed to discontinued operations and provided by (used in) activities:

	Three months ended		Year ended
	March 31,		December 31,
	(*2017	2016	2016
	Unaudited		Audited
	NIS in millions

Net Cash provided by operating activities	130	137	744
Net Cash used in investing activities	(109)	(224)	(1,652)
Net cash provided by financing activities	14	75	948

(*	The operating results and the cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, as control was lost on March 22, 2017. These results are included among the results from discontinued operation.

5.	Attachment of financial statement and summarized financial information of an associates

The Company attaches the financial statements of FCR, an associate, which is being reported according to the equity method. The financial statements of FCR are prepared according to IFRS, the accounting policy of FCR is similar to the policy of the Company, as presented in Note 2 to the Annual financial statements.

d.	Other events

1.	In March 2017, within the framework of an employment agreement that was signed with Mr. Segal, the Company’s shareholders approved at a special general meeting (after obtaining the approval of the Company’s Compensation Committee and Board of Directors) the allotment of 2,965,505 performance-based option (unregistered) for the purchase of ordinary shares of the Company NIS 1 par value per share, reflecting a total cost to the Company of NIS 12,929 thousand for the term of the agreement.

The option exercise price is NIS 42 per share. The exercise of the options is conditional upon the average market share price of the Company’s ordinary shares will be at least NIS 45 per share over a 90 consecutive day period during the 12-months preceding the date of exercise.

The options will vest over a three year period commencing January 19, 2017 in three equal annual installments such that the options will be fully vested by the end of the employment period (January 19, 2020). The final expiration date of the options is the five years from the grant date (March 23, 2022), including in the event of the termination of employment (other than termination of employment which would not entitle Mr. Segal to severance pay pursuant to the terms of his employment agreement, in which event any vested options as of such termination date shall be exercisable for a 90 day period from the date of such termination).

The fair value of each option, based on the Monte-Carlo simulation that calculates the average quoted share price over 90 consecutive trading days during a period of 5 years from the date of calculation, is NIS 4.36. The fair value of each option was determined based on a standard deviation of 21.58%, a risk-free interest rate of 0.13% and a share price of NIS 36.9.

46

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

2.	On January 12, 2017, pursuant to the engagement from December 2016, Gazit Development entered into an agreement with Luzon Group and its controlling shareholder for the liquidation of its remaining investment in Luzon Group. According to the principals of the agreement, on the date of the completion of the transaction: (a) Luzon Group will issue to Gazit Development unsecured marketable debentures with a par value of NIS 120 million, in lieu of the credit facility in the same amount previously extended by Gazit Development to Luzon Group. Without prejudice to the blocking provisions of the Securities Law and related regulations, the aforesaid debentures will be blocked for sale on the Tel Aviv Stock Exchange until June 30, 2018 (subject to breach or insolvency events in Luzon Group); (b) Gazit Development will convert a portion of the convertible component of the capital notes that it holds into shares in Luzon Group at the original conversion rate (NIS 1.3130 per share), to the effect that, following the conversion, Gazit Development will hold 15% of the share capital in Luzon Group (including shares that would be held by Gazit Development upon conversion of the interest component of the aforesaid credit facility), subject to an undertaking by Gazit Development not to exceed holdings in excess of 17% in the share capital of Luzon Group); (c) the balance of the convertible note will be reduced to approximately NIS 108 million (instead of NIS 125 million), convertible into 26% of the share capital in Luzon Group, and will be entitle Gazit Development solely to conversion (at the original conversion rate) as well as the right to receive the balance of the capital note upon liquidation, in preference to the equity holders. The amount deducted from the capital note (approximately NIS 17 million) will be added to the non-convertible portion of the capital note; (d) the nonconvertible capital notes (approximately NIS 387 million in the aggregate) will be sold to the controlling shareholder in Luzon Group in consideration of NIS 1 and will not confer any rights in relation to the Company, other than the receipt of the balance of the capital notes upon liquidation, solely as an equity holder and in subordination to the Luzon Group’s public shareholders; (e) the controlling shareholder in Luzon Group will grant Gazit Development a non-transferable put option, for a period of one year from the date of completion of the transaction, for up to 10 million shares of Luzon Group at a price of NIS 0.45 per share; (f) Luzon Group will undertake not to carry out a distribution until December 31, 2018; (g) Luzon Group and its controlled subsidiaries will issue waivers to Gazit Development and related entities (including the Company) in respect of any claims pertaining to Luzon Group, the cause of which arose and/or originated in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development will issue a corresponding waiver to Luzon Group and its subsidiaries.

The completion of the transaction is subject to the fulfillment of conditions precedent no later than May 31, 2017 (or a later date, as shall be determined by the parties), including obtaining the approval of the boards of directors of the Company and Luzon Group, and obtaining regulatory approvals for the issuance of the debentures under a prospectus, as well as the approval of the Tax Authority.

Additionally, shortly after the signing of the agreement, Luzon Group issued approximately 3 6 million shares to Gazit Development, representing 1.5% of the share capital of Luzon Group, for the accrued and unpaid interest through December 31, 2016 on the credit facility until December 31, 2016, at a price of NIS 0.9 per share. Additional shares will be issued to Gazit Development, at the same price per share of NIS 0.9, for any additional interest accrued until the date of completion.

47

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, trade receivables, other receivables, investments in marketable securities, short-term credit and loans, trade payables and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2017		March 31, 2016		December 31, 2016
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value
	NIS in million

Debentures	21,608	22,558	30,333	31,785	29,366	30,546
Convertible debentures	—	—	947	989	592	611
Interest bearing loans from banks and others	4,983	5,014	12,663	12,788	9,337	9,353

	26,591	27,572	43,943	45,562	39,295	40,510

b.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, as compared with their classification as of December 31, 2016. In addition, there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to the fair value measurement of financial instruments.

48

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	EVENTS AFTER THE REPORTING DATE

a.	On March 26 and April 27, 2017, the Company’s Board of Directors (after obtaining the approval of the Compensation Committee) approved the grant of 366,748 unregistered option and 60,598 restricted share units (RSU’s) to three officers and 17 employees (hereafter - “the Offerees”) under a capital track with a trustee in accordance with Section 102 of the Income Tax Ordinance and in conformity with the Company’s share-based compensation plan.

Each of the options shall be exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 37.38 per share (calculated based on the average price of the Company’s share on the Stock Exchange in the 30 days preceding the date of the grant (March 26, 2017)), linked to the Consumer Price Index, subject to adjustments (in respect of the issue of benefit shares, the issue of rights and dividend distributions). Each of the Offerees shall also be entitled to exercise the option warrants by way of a cashless exercise. The options will vest over a three year period in three equal annual installments, commencing on the date of the grant. Each installment shall be exercisable over the four year period from the date of grant. If the Offeree’s engagement with the Company is terminated (including in the event of dismissal or resignation), any vested option which are not exercised within 90 day period following the date of termination or registration will expire.

Each RSU is exercisable into one ordinary share of the Company of NIS 1 par value. The RSU’s will vest over a three year period, commencing from the date of grant in three equal installments commencing one year from the date of the grant, provided that on the vesting date, the Offeree is employed with the Company. In the event of a dividend distribution, the Offerees shall be entitled to a monetary compensation that reflects the benefit arising from the dividend distribution in respect of the RSU’s that have not yet vested on the date of the dividend distribution.

b.	On May 22, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (totalling NIS 68 4 million), payable on July 3, 2017 to registered shareholders of the Company as of June 20, 2017.

49

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS

The Company reports four reportable segments according to the management approach of IFRS 8. Following the completion of the merger of EQY and REG and in light of the classification of EQY’s results of operations as a discontinued operation, EQY has ceased to be presented as a reportable segment and the comparative figures have been retroactively adjusted (see Note 3b). Commencing on the date of the merger, the investment in the shares of REG is presented in the financial statements as an available-for-sale financial asset which constitutes a reportable segment. Management analyzes the activity of REG on the basis of the fair value of the investment and the share of the Company in dividend income.

Additionally, as from the date of loss of control in FCR, the investment in the shares of FCR is presented in the financial statements by the equity method (see Note 3c). Management regularly reviews the operating results of FCR and its income-producing properties. Accordingly, the investment in the shares of FCR constitutes a reportable segment and data of the segment “shopping centers in Canada” are presented in the Note on segments at their full value, against adjustments to the consolidated data.

	Public subsidiaries over
	which the Company has		Other	Wholly-owned
	control		investments*)	subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

For the Three months ended March 31, 2017

Segment revenues	361	258	494	96	(511)	698

Segment net operating rental income	241	180	302	72	(318)	477
Segment operating profit	217	138	280	66	(273)	428

Finance expenses, net						108

Income before taxes on income						536

*)	A disclosure concerning the “Regency financial asset” reportable segment is not provided, since no dividend- income arose in the 30-day period ended March 31, 2017.

		Shopping
	Shopping	centers in
	centers in	Central-	Shopping
	Northern	Eastern	centers in	Other	Consolidation
	Europe	Europe	Canada	segments	adjustments	Total
	Unaudited
	NIS in millions

For the Three months ended March 31, 2016

Segment revenues	397	275	478	81	(517)	714

Segment net operating rental income	272	194	293	61	(327)	493
Segment operating profit	255	154	269	51	(225)	504

Finance expenses, net						(490)

Income before taxes on income						14

50

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OPERATING SEGMENTS (Cont.)

	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Other segments	Consolidation adjustments	Total
	Audited
	NIS in millions
Year ended December 31, 2016

Segment revenues	1,555	1,092	1,960	340	(2,106)	2,841

Segment net operating rental income	1,084	764	1,223	252	(1,352)	1,971

Segment operating profit	996	464	1,152	187	(1,110)	1,689

Finance expenses, net						(872)

Income before taxes on income						817

Segment assets

	Public subsidiaries over which the Company has control		Other investments		wholly-owned subsidiaries
	Shopping centers in Northern Europe	Shopping centers in Central- Eastern Europe	Shopping centers in Canada	Financial assets Regency	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions

March 31, 2017	19,845	11,660	24,354	4,710	5,513	(17,735)	48,347

March 31, 2016	22,971	12,738	24,322	-	4,571	19,327	83,929

December 31, 2016 (Audited)	21,663	12,132	25,215	-	5,548	22,329	86,887

(*) Consolidation adjustments as of March 31, 2016 and December 31, 2016 include assets of the discontinued operation.

51

GAZIT-GLOBE LTD.

Financial Data from the Condensed Consolidated Interim Financial Statements
Attributable to the Company

As of March 31, 2017

52

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

To

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel-Aviv.

Dear Sirs/Mmes.,

Re: Special review report of the separate interim financial information in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. (“the Company”) as of March 31, 2017 and for the period of three months then ended. The Company’s Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of a certain investee whose assets less attributable liabilities amounted to NIS 4,487 million as of March 31, 2017, and for which the Company’s share of its earnings amounted to NIS 76 million in the period of three months then ended. The financial statement of this company was reviewed by other auditors, whose report has been furnished to us, and our conclusion, insofar as it relates to the financial statement with respect to this company, is based on the review report of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 22, 2017	A Member of Ernst & Young Global

53

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group’s condensed consolidated interim financial statements as of September 30, 2016 published as part of the interim reports (“consolidated financial statements”) attributable to the Company, presented in accordance with the Israeli Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries - as defined in Note 1 to the annual consolidated financial statements.

54

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

ASSETS

CURRENT ASSETS

Cash and cash equivalents	465	602	510
Current maturities of long-term loans to subsidiaries	17	256	29
Financial derivatives	119	41	67
Other accounts receivable	3	7	2
Preferred shares of subsidiary	-	108	-

Total current assets	604	1,014	608

NON-CURRENT ASSETS

Financial derivatives	701	331	490
Loans to subsidiaries	4,785	5,604	5,723
Investments in subsidiaries	15,808	13,980	15,560
Fixed assets, net	4	2	3

Total non-current assets	21,298	19,917	21,776

Total assets	21,902	20,931	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

55

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Financial Position attributed to the Company

	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks	6	1	-
Current maturities of non-current liabilities	768	937	1,104
Financial derivatives	15	15	36
Trade payables	8	6	5
Other accounts payable	60	77	275
Current taxes payable	49	43	43
Dividend payable	68	90	-

Total current liabilities	974	1,169	1,463

NON-CURRENT LIABILITIES

Loans from banks and others	1,750	1,513	2,634
Debentures	10,093	10,870	10,128
Deferred taxes	1	1	1

Total non-current liabilities	11,844	12,384	12,763

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	249	249
Share premium	4,998	4,985	4,992
Reserves	(1,518)	(2,695)	(2,782)
Retained earnings	5,355	4,839	5,699

Total equity	9,084	7,378	8,158

Total liabilities and equity	21,902	20,931	22,384

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

May 22, 2017
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Dori J. Segal Vice Chairman of the Board and CEO	Adi Jemini Executive Vice President and CFO

56

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

Management fees from related companies	1	1	3
Finance income from subsidiaries	38	50	198
Other finance income	336	*) -	29

Total income	375	51	230

General and administrative expenses	13	16	68
Finance expenses	126	387	584
Other expenses	2,040	-	7

Total expenses	2,179	403	659

Loss before income from subsidiaries, net	(1,804)	(352)	(429)

Income from subsidiaries, net	1,525	78	1,228

Income (loss) before taxes on income	(279)	(274)	799

Taxes on income (tax benefit)	(3)	4	12

Net income (loss) attributed to the Company	(276)	(278)	787

*)       Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

57

GAZIT-GLOBE LTD.

Financial Information from the Consolidated Statements of Comprehensive Income attributed to the Company

	Three months ended March 31,		Year ended December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

Net income (loss) attributable to the Company	(276)	(278)	787

Other comprehensive income (loss) attributable to the Company (net of tax effect):

Items that are or will be reclassified to profit or loss:

Exchange differences on foreign currency translation	23	(110)	(274)

Realization of currency translation reserve of foreign operation	2,040	-	-

Other comprehensive income (loss) attributed to the Company	2,063	(110)	(274)

Other comprehensive income (loss) attributed to subsidiaries (net of tax effect)	(801)	368	223

Total other comprehensive income (loss) attributed to the Company	1,262	258	(51)

Total comprehensive loss attributed to the Company	986	(20)	736

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

58

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

Cash flows from operating activities of the Company

Net income (loss) attributed to the Company	(276)	(278)	787

Adjustments required to present net cash provided by operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	*) -	1	6
Finance expense (income), net	(248)	337	357
Income from subsidiaries, net	(1,525)	(78)	(1,228)
Realization of currency translation reserve of foreign operating	2,040	-	-
Cost of share-based payment	1	2	9
Taxes on income (Tax benefit)	(3)	4	12

	265	266	(844)
Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(1)	(5)	1
Increase (decrease) in trade payables and other	1	(1)	(11)

	-	(6)	(10)
Cash paid and received during the year by the Company for:

Interest paid	(341)	(220)	(522)
Interest received from subsidiaries	37	38	152
Taxes paid	(4)	(6)	(16)
Taxes received	2	-	-
Dividend received from subsidiaries	49	62	244

	(257)	(126)	(142)

Net cash used in operating activities of the Company	(268)	(144)	(209)

*)       Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial

59

GAZIT-GLOBE LTD.

Financial information from the Condensed Consolidated Statements of Cash Flows attributed to the Company

	Three months ended		Year ended
	March 31,		December 31,
	2017	2016	2016
	Unaudited		Audited
	NIS in millions

Cash flows from investing activities of the Company

Investment in fixed assets	(2)	* ) -	(1)
Proceeds from sale of fixed assets	* ) -	-	* ) -
Investments in subsidiaries	(58)	(31)	(268)
Redemption of preferred shares of subsidiary	537	224	404
Loans repaid by (granted to) subsidiaries, net	794	(32)	(438)
Investment in marketable securities	-	-	(18)
Proceeds from sale of marketable securities	-	-	20

Net cash provided by (used in) investment activities of the Company	1,271	161	(301)

Cash flows from financing activities of the Company:

Exercise of stock options into shares	* ) -	* ) -	* ) -
Short-term credit from banks, net	6	-	-
Dividend paid to equity holders of the Company	-	-	(295)
Repayment and early redemption of debentures	(333)	(85)	(691)
Repayment of long-term credit facilities from banks, net	(715)	51	1,371
Unwinding of hedge transactions	-	-	3

Net cash provided by (used in) financing activities of the Company	(1,042)	(34)	388

Exchange differences on balance of cash and cash equivalents	(6)	(42)	(29)

Increase (decrease) in cash and cash equivalents	(45)	(59)	(151)

Cash and cash equivalents at the beginning of period	510	661	661

Cash and cash equivalents at the end of period	465	602	510

Dividend payable to equity holders of the Company	68	90	-

Issuance of capital notes by a subsidiary against repayment of loan	-	375	375

*)       Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial

60

GAZIT-GLOBE LTD.

Additional details to the Separate Financial Information

a.	General

This separate financial information as of March 31, 2017 and for the three-month period then ended has been prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2016 and for the year then ended and the accompanying notes thereto, that were authorized by the Board of Directors on March 26, 2017 and with the financial information in the interim condensed consolidated financial statements as of as of March 31, 2017.

b.	As of March 31, 2017 (the “Reporting Date”), the Company has a working capital deficiency of NIS 0.4 billion. The Company and its wholly-owned subsidiaries have approved unutilized credit facilities amounting to NIS 2.6 billion available for immediate drawdown. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Material events during the period

1.	For details of EQY’s merger with REG and the effect of the merger on the Company’s financial statements, refer to Note 3b to the consolidated interim financial statements.

2.	For details regarding the Company’s sale of 9 million FCR shares for a consideration of C$ 185 million by wholly-owned subsidiary and the accounting treatment implemented as a result of the sale, refer to Note 3c to the interim financial statements.

3.	In the first quarter of 2017, CTY declared a quarterly dividend amounting to EUR 29 million. The Company’s share of this dividend, paid in March 2017, amounted to NIS 49 million.

d.	IFRS 7 - Financial Instruments

1.	Fair value of financial instruments

The carrying amount of certain financial assets and liabilities including cash, financial derivatives, trade and other receivables and trade and other payables approximate their fair value.

The carrying amount and fair value of other financial liabilities (including current maturities), all of which are measured at amortized cost, are disclosed in the table below:

	March 31, 2017		March 31, 2016		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in million

Debentures	10,850	11,594	11,795	12,440	10,887	11,431
Loans from banks and others	1,767	1,778	1,525	1,535	2,658	2,669
	12,617	13,372	13,320	13,975	13,545	14,100

2.	Classification of financial instruments by fair value hierarchy

During the Reporting Period, there was no material change in the classification of financial assets and liabilities measured in the financial statements at their fair value, compared to their classification as of December 31, 2016. In addition there were no transfers or reclassifications with respect to fair value measurement in the financial statements of financial instruments between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of financial instruments.

e.	Events after the reporting date

For details regarding a private issuance to employees and officers of share options and restricted share units (RSUs), refer to Note 5a to the interim financial statements.

f.	Dividend declared

On May 22, 2017, the Company declared a dividend in the amount of NIS 0.35 per share (totalling NIS 68 million), payable on July 3, 2017 to the shareholders of the Company on June 20, 2017.

61

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the

Financial Reporting and the Disclosure

In accordance with Israeli Securities’ Regulation 38C(a)

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GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in accordance with Israeli Securities’ Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation’s financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Dori J. Segal, CEO and Vice Chairman of the Board of Directors;

2.	Adi Jemini, Executive Vice President and Chief Financial Officer;

3.	Rami Vaisenberger, Vice President and Controller;

Internal control over financial reporting and disclosure includes the Corporation’s existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation’s Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the CEO and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Annual Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Periodic Report for the period ended December 31, 2016 (the “Last Annual Report regarding Internal Control”), the Board of Directors and management evaluated the internal control at the Corporation. Based on this evaluation, the Corporation’s Board of Directors and management reached the conclusion that the aforesaid internal control, as of December 31, 2016, is effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as expressed within the framework of the Last Annual Report regarding Internal Control.

As of the date of the report, based on the evaluation of the effectiveness of the internal control in the Last Annual Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

63

GAZIT-GLOBE LTD.

QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

Officers’ Declarations

A)	Declaration of the Chief Executive Officer in accordance with Israeli Securities’ Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the Chief Executive Officer

I, Dori J. Segal, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2017 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the Chief Executive Officer is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure ;

(5)	I, alone or together with others in the Corporation :

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and-

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 22, 2017	Dori J. Segal, CEO and Vice Chairman of the Board of Directors

64

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QUARTERLY REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER THE FINANCIAL REPORTING AND THE DISCLOSURE

B)	Declaration of the most senior officer in the finance area in accordance with Israeli Securities’ Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

(1)	I, Adi Jemini, declare that:

(2)	I have examined the interim financial statements and other financial information included in the interim period statements of Gazit-Globe Ltd. (the “Corporation”) for the first quarter of 2017 (the “Statements” or the “Statements for the Interim Period”);

(3)	As far as I am aware, the financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(4)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation’s financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(5)	I have disclosed to the Corporation’s auditors, the Board of Directors and the Audit Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation’s financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation’s ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and-

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(6)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, to the extent it is relevant to the financial statements and to other financial information included in the Statements, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last periodic report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

May 22, 2017	Adi Jemini, Executive Vice President and Chief Financial Officer

65

Financial Statements of Equity-Accounted Investee as of

March 31, 2017

BUILT TO DELIVER

FIRST CAPITAL REALTY INC.

FIRST QUARTER 2017

Shopping For Everyday Life

FS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

1	Interim Condensed Consolidated Balance Sheets
2	Interim Condensed Consolidated Statements of Income
3	Interim Condensed Consolidated Statements of Comprehensive Income
4	Interim Condensed Consolidated Statements of Changes in Equity
5	Interim Condensed Consolidated Statements of Cash Flows
6	Notes to the Interim Condensed Consolidated Financial Statements
6	1	Description of the Company
6	2	Significant Accounting Policies
7	3	Adoption of New and Amended IFRS Pronouncements
8	4	Investment Properties
11	5	Loans, Mortgages and Other Real Estate Assets
11	6	Amounts Receivable
12	7	Other Assets
12	8	Capital Management
13	9	Mortgages and Credit Facilities
15	10	Senior Unsecured Debentures
15	11	Convertible Debentures
17	12	Accounts Payable and Other Liabilities
17	13	Shareholders’ Equity
20	14	Net Operating Income
20	15	Interest and Other Income
21	16	Interest Expense
21	17	Corporate Expenses
21	18	Other Gains (Losses) and (Expenses)
22	19	Income Taxes
22	20	Per Share Calculations
22	21	Risk Management
24	22	Fair Value Measurement
25	23	Supplemental Cash Flow Information
26	24	Commitments and Contingencies
26	25	Related Party Transactions
26	26	Subsequent Events

Interim Condensed Consolidated Balance Sheets

As at (thousands of dollars)	Note	March 31, 2017 (unaudited)	December 31, 2016 (audited)
ASSETS Non-current Assets Real Estate Investments
Investment properties – shopping centres	4	$8,583,852	$8,370,298
Investment properties – development land	4	67,153	67,149
Investment in joint ventures		147,723	146,422
Loans, mortgages and other real estate assets	5	324,033	324,979
Total real estate investments		9,122,761	8,908,848
Other non-current assets	7	21,468	21,997
Total non-current assets		9,144,229	8,930,845
Current Assets
Cash and cash equivalents	23(d)	11,232	12,217
Loans, mortgages and other real estate assets	5	37,575	28,316
Residential development inventory		5,047	5,010
Amounts receivable	6	27,485	21,175
Other assets	7	31,148	23,940
		112,487	90,658
Investment properties classified as held for sale	4(d)	77,500	83,050
Total current assets		189,987	173,708
Total assets		$9,334,216	$9,104,553
LIABILITIES
Non-current Liabilities
Mortgages	9	$889,213	$878,008
Credit facilities	9	382,231	243,696
Senior unsecured debentures	10	2,296,798	2,296,551
Convertible debentures	11	103,934	103,765
Other liabilities	12	27,321	27,076
Deferred tax liabilities	19	630,043	593,293
Total non-current liabilities		4,329,540	4,142,389
Current Liabilities
Bank indebtedness	23(d)	2,401	15,914
Mortgages	9	193,542	109,167
Credit facilities	9	53,654	7,785
Senior unsecured debentures	10	124,932	249,891
Convertible debentures	11	—	103,868
Accounts payable and other liabilities	12	230,521	232,466
		605,050	719,091
Mortgages on investment properties classified as held for sale	4(d), 9	8,539	9,990
Total current liabilities		613,589	729,081
Total liabilities		4,943,129	4,871,470
EQUITY
Shareholders’ equity	13	4,352,882	4,195,263
Non-controlling interest		38,205	37,820
Total equity		4,391,087	4,233,083
Total liabilities and equity		$9,334,216	$9,104,553

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

Approved by the Board of Directors:

/s/ Jon Hagan	/s/ Adam E. Paul
Jon Hagan	Adam E. Paul
Director	Director

1 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

Interim Condensed Consolidated Statements of Income

(unaudited)		Three months ended March 31
(thousands of dollars, except per share amounts)	Note	2017	2016
Property rental revenue		$174,853	$168,100
Property operating costs		67,969	65,104
Net operating income	14	106,884	102,996

Other income and expenses
Interest and other income	15	6,037	3,650
Interest expense	16	(38,983)	(40,461)
Corporate expenses	17	(9,264)	(8,010)
Abandoned transaction costs		(24)	(112)
Amortization expense		(470)	(220)
Share of profit from joint ventures		2,246	1,599
Other gains (losses) and (expenses)	18	(2,563)	(1,023)
Increase (decrease) in value of investment properties, net	4	177,234	24,869
		134,213	(19,708)
Income before income taxes		241,097	83,288
Deferred income taxes	19	37,041	16,119
Net income		$204,056	$67,169
Net income attributable to:
Common shareholders		$203,671	$66,957
Non-controlling interest		385	212
		$204,056	$67,169
Net income per share attributable to common shareholders:
Basic	20	$0.83	$0.30
Diluted	20	$0.82	$0.29

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 2

Interim Condensed Consolidated Statements of Comprehensive Income

(unaudited)		Three months ended March 31
(thousands of dollars)	Note	2017	2016
Net income		$204,056	$67,169
Other comprehensive income (loss)
Unrealized gain (loss) on cash flow hedges (1)		(1,040)	(6,400)
Reclassification of net losses on cash flow hedges to net income		478	309
		(562)	(6,091)
Deferred tax expense (recovery)	19	(150)	(1,705)
Other comprehensive income (loss)		(412)	(4,386)
Comprehensive income		$203,644	$62,783
Comprehensive income attributable to:
Common shareholders		$203,259	$62,571
Non-controlling interest		385	212
		$203,644	$62,783

(1) Items that may subsequently be reclassified to net income.

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

3 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

Interim Condensed Consolidated Statements of Changes in Equity

(unaudited) (thousands of dollars)	Retained Earnings	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus and Other Equity Items	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
			(Note 13(a))	(Note 13(b))
December 31, 2016	$1,022,863	$(11,698)	$3,142,399	$41,699	$4,195,263	$37,820	$4,233,083
Changes during the period:
Net income	203,671	—	—	—	203,671	385	204,056
Issue costs, net of tax	—	—	(5)	—	(5)	—	(5)
Dividends	(52,473)	—	—	—	(52,473)	—	(52,473)
Interest on convertible debentures paid in common shares	—	—	2,442	—	2,442	—	2,442
Conversion of convertible debentures	—	—	107	(3)	104	—	104
Options, deferred share units, restricted share units, and performance share units, net	—	—	3,630	662	4,292	—	4,292
Other comprehensive gain (loss)	—	(412)	—	—	(412)	—	(412)
March 31, 2017	$1,174,061	$(12,110)	$3,148,573	$42,358	$4,352,882	$38,205	$4,391,087

(unaudited) (thousands of dollars)	Retained Earnings	Accumulated Other Comprehensive Loss	Share Capital	Contributed Surplus and Other Equity Items	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
December 31, 2015	$844,382	$(17,062)	$2,768,983	$43,649	$3,639,952	$28,362	$3,668,314
Changes during the period:
Net income	66,957	—	—	—	66,957	212	67,169
Issue costs, net of tax and other	—	—	(2)	—	(2)	—	(2)
Dividends	(48,679)	—	—	—	(48,679)	—	(48,679)
Interest on convertible debentures paid in common shares	—	—	8,355	—	8,355	—	8,355
Options, deferred share units and restricted share units, net	—	—	3,422	620	4,042	—	4,042
Other comprehensive gain (loss)	—	(4,386)	—	—	(4,386)	—	(4,386)
March 31, 2016	$862,660	$(21,448)	$2,780,758	$44,269	$3,666,239	$28,574	$3,694,813

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 4

Interim Condensed Consolidated Statements of Cash Flows

(unaudited)		Three months ended March 31
(thousands of dollars)	Note	2017	2016
OPERATING ACTIVITIES
Net income		$204,056	$67,169
Adjustments for:
(Increase) decrease in value of investment properties, net	4	(177,234)	(24,869)
Interest expense	16	38,983	40,461
Amortization expense		470	220
Share of profit of joint ventures		(2,246)	(1,599)
Distributions from joint ventures		—	573
Cash interest paid associated with operating activities	16	(41,579)	(40,367)
Items not affecting cash and other items	23(a)	39,889	16,385
Net change in non-cash operating items	23(b)	(16,369)	(9,634)
Cash provided by operating activities		45,970	48,339
FINANCING ACTIVITIES
Mortgages and credit facilities
Borrowings, net of financing costs	9	293,793	160,961
Principal instalment payments	9	(6,935)	(7,452)
Repayments		(1,404)	(77,704)
Repayment of senior unsecured debentures	10	(125,000)	—
Settlement of hedges		—	(818)
Repayment of convertible debentures		(106,136)	—
Repurchase of convertible debentures	11(c)	(102)	(3,209)
Issuance of common shares, net of issue costs		3,233	3,204
Payment of dividends		(52,330)	(48,491)
Cash provided by financing activities		5,119	26,491
INVESTING ACTIVITIES
Acquisition of shopping centres	4(c)	—	(145,786)
Acquisition of development land	4(c)	—	(7,717)
Net proceeds from property dispositions	4(d)	11,839	69,864
Distributions from joint ventures		1,522	45,162
Contributions to joint ventures		(576)	—
Capital expenditures on investment properties		(42,461)	(50,755)
Changes in investing-related prepaid expenses and other liabilities		(1,886)	(8,508)
Changes in loans, mortgages and other real estate assets	23(c)	(6,999)	18,968
Cash used in investing activities		(38,561)	(78,772)
Net increase (decrease) in cash and cash equivalents (bank indebtedness)		12,528	(3,942)
Cash and cash equivalents (bank indebtedness), beginning of period		(3,697)	(17,036)
Cash and cash equivalents (bank indebtedness), end of period	23(d)	$8,831	$(20,978)

Refer to accompanying notes to the unaudited interim condensed consolidated financial statements.

5 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

Notes to the Interim Condensed Consolidated Financial Statements

1. DESCRIPTION OF THE COMPANY

First Capital Realty Inc. (“First Capital Realty”, “FCR”, or the “Company”) is a corporation existing under the laws of Ontario, Canada, and engages in the business of acquiring, developing, redeveloping, owning and managing well-located, high quality urban retail-centered properties. The Company is listed on the Toronto Stock Exchange (“TSX”) under the symbol “FCR”, and its head office is located at 85 Hanna Avenue, Suite 400, Toronto, Ontario, M6K 3S3.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), and as such, do not include all of the disclosures that would be included in audited annual consolidated financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015.

(b) Basis of presentation

These unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in Canadian dollars rounded to the nearest thousand, unless otherwise indicated. These unaudited interim condensed consolidated financial statements have been prepared by applying the same accounting policies, assessments of estimates and judgments, and methods of computation as compared with the most recent audited annual consolidated financial statements.

Comparative information in the unaudited interim condensed consolidated financial statements includes reclassification of certain balances to provide consistency with current period classification. The current period classification more appropriately reflects the Company’s core operations and any changes are not material to the unaudited interim condensed consolidated financial statements as a whole.

Additionally, management, in measuring the Company’s performance or making operating decisions, distinguishes its operations on a geographical basis. The Company operates in Canada and has three operating segments: Eastern, which includes operations primarily in Quebec and the Greater Ottawa Area; Central, which includes the Company’s Ontario operations excluding the Greater Ottawa Area; and Western, which includes operations in Alberta and British Columbia. Operating segments are reported in a manner consistent with internal reporting provided to the President and Chief Executive Officer, who is the chief operating decision maker.

(c) Approval of unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements were approved by the Board of Directors and authorized for issue on May 9, 2017.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

3. ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

(a) Recent Accounting Pronouncements Not Yet Adopted

The IASB has issued new standards and amendments to existing standards. These changes are not yet adopted by the Company and could have an impact on future periods. These changes are described in detail below:

Financial instruments

IFRS 9, “Financial Instruments” (“IFRS 9”), was issued in July 2014, and replaces IAS 39, “Financial Instruments:

Recognition and Measurement” (“IAS 39”). IFRS 9 addresses the classification and measurement of all financial assets and financial liabilities within the scope of the current IAS 39 and introduced a new expected credit loss impairment model that will require more timely recognition of expected credit losses and a substantially reformed model for hedge accounting. Also included are the requirements to measure debt-based financial assets at either amortized cost or fair value through profit or loss (“FVTPL”) and to measure equity-based financial assets as either held-for-trading or fair value through other comprehensive income (“FVTOCI”). No amounts are reclassified out of other comprehensive income (“OCI”) if the FVTOCI option is elected. Additionally, embedded derivatives in financial assets would no longer be bifurcated and accounted for separately under IFRS 9.

The revised hedge accounting model permits additional hedging strategies used for risk management to qualify for hedge accounting.

IFRS 9 is required for annual periods beginning on or after January 1, 2018. The Company is in the process of assessing the impact of IFRS 9 on its consolidated financial statements. The Company does not expect any significant impact on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”), was issued in May 2014, and replaces IAS 11, “Construction Contracts”, IAS 18, “Revenue Recognition”, IFRIC 13, “Customer Loyalty Programmes”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers”, and SIC-31, “Revenue – Barter Transactions Involving Advertising Services”. IFRS 15 provides a single, principles-based five-step model that will apply to all contracts with customers with limited exceptions, including, but not limited to, leases within the scope of IAS 17 “Leases”; financial instruments and other contractual rights or obligations within the scope of IFRS 9, IFRS 10, “Consolidated Financial Statements”, and IFRS 11, “Joint Arrangements”. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. The incremental costs of obtaining a contract must be recognized as an asset if the Company expects to recover these costs. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the Company’s ordinary activities.

IFRS 15 is required for annual periods beginning on or after January 1, 2018. The Company continues to assess the full impact of IFRS 15 on its consolidated financial statements. However, the Company does not expect IFRS 15 to have a significant impact on the recognition of revenue on the consolidated financial statements as a whole.

Leases

IFRS 16, “Leases” (“IFRS 16”), was issued in January 2016, and replaces IAS 17, “Leases” (“IAS 17”). IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Certain leases will be exempt from these requirements. The most significant effect expected of the new requirements will be an increase in lease assets and financial liabilities for lessees with material off-balance sheet leases. Lessor accounting requirements under IFRS 16 are carried forward from IAS 17 and accordingly, leases will continue to be classified and accounted for as operating or finance leases by lessors.

IFRS 16 is required for annual periods beginning on or after January 1, 2019. Earlier adoption is permitted. The Company does not expect any significant impact on its consolidated financial statements.

Investment property

The amendments to IAS 40, “Investment Property”, clarify the accounting guidance and evidence required when an entity transfers to, or from, investment property. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company does not expect any significant impact on its consolidated financial statements.

7 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

4. INVESTMENT PROPERTIES

(a) Activity

The following tables summarize the changes in the Company’s investment properties for the three months ended March 31, 2017 and year ended December 31, 2016:

				Three months ended March 31, 2017
	Central Region	Eastern Region	Western Region	Total	Shopping Centres	Development Land
Balance at beginning of period	$3,711,238	$1,825,533	$2,983,726	$8,520,497	$8,453,348	$67,149
Capital expenditures	28,714	3,532	10,215	42,461	40,508	1,953
Increase (decrease) in value of investment properties, net	68,126	7,905	101,203	177,234	179,183	(1,949)
Straight-line rent and other changes	(32)	33	653	654	654	—
Dispositions	(10,625)	(1,716)	—	(12,341)	(12,341)	—
Balance at end of period	$3,797,421	$1,835,287	$3,095,797	$8,728,505	$8,661,352	$67,153
Investment properties					$8,583,852	$67,153
Investment properties classified as held for sale					77,500	—
Total					$8,661,352	$67,153

				Year ended December 31, 2016
	Central Region	Eastern Region	Western Region	Total	Shopping Centres	Development Land
Balance at beginning of period	$3,337,859	$1,820,967	$2,748,246	$7,907,072	$7,870,719	$36,353
Acquisitions	168,885	63,066	88,997	320,948	286,220	34,728
Capital expenditures	124,233	21,659	72,226	218,118	215,504	2,614
Reclassification to residential development inventory	(5,010)	—	—	(5,010)	(5,010)	—
Increase (decrease) in value of investment properties, net	110,167	21,096	86,815	218,078	217,574	504
Straight-line rent and other changes	2,239	1,148	2,461	5,848	5,848	—
Dispositions	(27,135)	(102,403)	(10,061)	(139,599)	(132,549)	(7,050)
Revaluation of deferred purchase price of shopping centre	—	—	(4,958)	(4,958)	(4,958)	—
Balance at end of period	$3,711,238	$1,825,533	$2,983,726	$8,520,497	$8,453,348	$67,149
Investment properties					$8,370,298	$67,149
Investment properties classified as held for sale					83,050	—
Total					$8,453,348	$67,149

Investment properties with a fair value of $2.6 billion (December 31, 2016 – $2.4 billion) are pledged as security for $1.5 billion in mortgages and credit facilities.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 8

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

(b) Investment property valuation

Effective January 1, 2017, the Company’s policy in determining the fair value of its investment properties at the end of each reporting period, will include the following approaches:

1.	Internal valuations - by certified staff appraisers employed by the Company, in accordance with professional appraisal standards and IFRS. Every investment property has an internal valuation completed at least once a year.

2.	Value updates - primarily consisting of management’s review of the key assumptions from previous internal valuation and updating the value for changes in the property cash flow, physical condition and changes in market conditions.

External appraisals are obtained periodically by Management. These appraisals are used as data points, together with other market information accumulated by Management, in arriving at its conclusions on key assumptions and values. They are completed by an independent appraisal firm, in accordance with professional appraisal standards and IFRS.

Capitalization rates by region for investment properties – shopping centres are set out in the table below:

As at		March 31, 2017		December 31, 2016
($ millions)	Fair Value	Weighted Average Capitalization Rate	Fair Value	Weighted Average Capitalization Rate
Central Region	$3,750	5.3%	$3,663	5.3%
Eastern Region	1,828	6.0%	1,819	6.0%
Western Region	3,083	5.2%	2,971	5.3%
Total or Weighted Average	$8,661	5.4%	$8,453	5.5%

The sensitivity of the fair values of shopping centres to capitalization rates as at March 31, 2017 is set out in the table below:

As at March 31, 2017	(millions of dollars)
(Decrease) Increase in capitalization rate	Resulting increase (decrease) in value of shopping centres
(0.75%)	$1,297
(0.50%)	$822
(0.25%)	$392
0.25%	$(352)
0.50%	$(677)
0.75%	$(976)

Additionally, a 1% increase or decrease in stabilized net operating income (“SNOI”) would result in an $83 million increase or a $78 million decrease, respectively, in the fair value of shopping centres. SNOI is not a measure defined by IFRS. SNOI reflects long-term, stable property operations, assuming a certain level of vacancy, capital and operating expenditures required to maintain a stable occupancy rate. The average vacancy rates used in determining SNOI for non-anchor tenants generally range from 2% to 5%. A 1% increase in SNOI coupled with a 0.25% decrease in the capitalization rate would result in an increase in the fair value of shopping centres of $476 million, and a 1% decrease in SNOI coupled with a 0.25% increase in the capitalization rate would result in a decrease in the fair value of shopping centres of $429 million.

9 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

(c) Investment properties – Acquisitions

During the three months ended March 31, 2017 and 2016, the Company acquired shopping centres and development land for rental income and future development and redevelopment opportunities as follows:

Three months ended March 31		2017		2016
	Shopping centres	Development Land	Shopping centres	Development Land
Total purchase price, including acquisition costs	$—	$—	$145,786	$7,717
Total cash paid	$—	$—	$145,786	$7,717

(d) Investment properties classified as held for sale

The Company has certain investment properties classified as held for sale. These properties are considered to be non-core assets and are as follows:

As at	March 31, 2017	December 31, 2016
Aggregate fair value	$77,500	$83,050
Mortgages secured by investment properties classified as held for sale	$8,539	$9,990
Weighted average effective interest rate of mortgages secured by investment properties classified as held for sale	3.9%	4.1%

The decrease of $5.6 million in investment properties classified as held for sale from December 31, 2016, primarily arose from dispositions completed in the period, offset by new investment properties classified as held for sale and changes in fair value.

For the three months ended March 31, 2017 and 2016, the Company sold shopping centres as follows:

	Three months ended March 31
	2017	2016
Total selling price	$12,341	$73,303
Vendor take-back mortgage on sale	—	(2,000)
Property selling costs	(502)	(1,439)
Total cash proceeds	$11,839	$69,864

(e) Reconciliation of investment properties to total assets

Shopping centres and development land by region and a reconciliation to total assets are set out in the tables below:

As at March 31, 2017	Central Region	Eastern Region	Western Region	Total
Total shopping centres and development land (1)	$3,797,421	$1,835,287	$3,095,797	$8,728,505
Cash and cash equivalents				11,232
Loans, mortgages and other real estate assets				361,608
Other assets				52,616
Amounts receivable				27,485
Investment in joint ventures				147,723
Residential development inventory				5,047
Total assets				$9,334,216

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 10

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

As at December 31, 2016	Central Region	Eastern Region	Western Region	Total
Total shopping centres and development land (1)	$3,711,238	$1,825,533	$2,983,726	$8,520,497
Cash and cash equivalents				12,217
Loans, mortgages and other real estate assets				353,295
Other assets				45,937
Amounts receivable				21,175
Investment in joint ventures				146,422
Residential development inventory				5,010
Total assets				$9,104,553

(1) Includes investment properties classified as held for sale.

5. LOANS, MORTGAGES AND OTHER REAL ESTATE ASSETS

As at	March 31, 2017	December 31, 2016
Non-current
Loans and mortgages receivable (a)	$131,009	$131,955
Available-for-sale investment in limited partnership	3,824	3,824
Deposit on investment property (b)	189,200	189,200
Total non-current	$324,033	$324,979
Current
Loans and mortgages receivable (a)	$24,244	$15,281
Fair value through profit or loss (“FVTPL”) investments in securities (c)	13,268	12,969
Other receivable	63	66
Total current	$37,575	$28,316
Total	$361,608	$353,295

(a)	Loans and mortgages receivable are secured by interests in investment properties or shares of entities owning investment properties. As at March 31, 2017, these receivables bear interest at weighted average effective interest rates of 6.8% (December 31, 2016 – 6.9% ) and mature between 2017 and 2023.

(b)	In the third quarter of 2016, the Company advanced $189.2 million as a deposit on the acquisition of an investment property, located at One Bloor Street in Toronto, that is currently under construction. The deposit earns interest of 4.5% until the purchase closing date which is estimated to be the fourth quarter of 2017.

(c)	The Company has invested in publicly traded real estate and related securities. These securities are recorded at market value. Realized and unrealized gains and losses on FVTPL securities are recorded in other gains (losses) and (expenses).

6. AMOUNTS RECEIVABLE

As at	March 31, 2017	December 31, 2016
Trade receivables (net of allowances for doubtful accounts of $4.2 million; December 31, 2016 – $3.6 million)	$25,495	$19,291

Corporate and other amounts receivable	1,990	1,884
Total	$27,485	$21,175

The Company determines its allowance for doubtful accounts on a tenant-by-tenant basis considering lease terms, industry conditions, and the status of the tenant’s account, among other factors.

11 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

7. IMAGE OMITTEDOTHER ASSETS

As at	Note	March 31, 2017	December 31, 2016
Non-current
Fixtures, equipment and computer hardware and software (net of accumulated amortization of $5.7 million; December 31, 2016 - $5.1 million)		$10,730	$9,986
Deferred financing costs on credit facilities (net of accumulated amortization of $3.7 million; December 31, 2016 - $3.5 million)		2,336	2,453
Environmental indemnity and insurance proceeds receivable	12(a)	6,004	6,875
Derivatives at fair value	22	2,398	2,683
Total non-current		$21,468	$21,997
Current
Deposits and costs on investment properties under option		$6,200	$2,668
Prepaid expenses		18,599	6,719
Other deposits		291	1,074
Restricted cash		50	3,724
Derivatives at fair value	22	6,008	9,755
Total current		$31,148	$23,940
Total		$52,616	$45,937

8. CAPITAL MANAGEMENT

The Company manages its capital, taking into account the long-term business objectives of the Company, to provide stability and reduce risk while generating an acceptable return on investment to shareholders over the long term. The Company’s capital structure currently includes common shares, senior unsecured debentures, mortgages, convertible debentures, credit facilities and bank indebtedness, which together provide the Company with financing flexibility to meet its capital needs. Primary uses of capital include development activities, acquisitions, capital improvements, leasing costs and debt principal repayments. The actual level and type of future financings to fund these capital requirements will be determined based on prevailing interest rates, various costs of debt and/or equity capital, capital market conditions and management’s general view of the required leverage in the business.

Components of the Company’s capital are set out in the table below:

As at	March 31, 2017	December 31, 2016
Liabilities (principal amounts outstanding)
Bank indebtedness	$2,401	$15,914
Mortgages	1,090,944	995,925
Credit facilities	435,885	251,481
Mortgages under equity accounted joint ventures (at the Company’s interest)	44,911	46,741
Credit facilities under equity accounted joint venture (at the Company’s interest)	93,142	80,131
Senior unsecured debentures	2,425,000	2,550,000
Convertible debentures	106,292	212,635
Equity Capitalization
Common shares (based on closing per share price of $20.03; December 31, 2016 – $20.67)	4,883,941	5,033,286
Total capital employed	$9,082,516	$9,186,113

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 12

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – continued

The Company is subject to financial covenants in agreements governing its senior unsecured debentures and its credit facilities. In accordance with the terms of the Company’s credit agreements, all ratios are calculated with joint ventures proportionately consolidated. As at March 31, 2017, the Company remains in compliance with all of its applicable financial covenants.

The following table summarizes a number of the Company’s key ratios:

As at	Measure/ Covenant	March 31, 2017	December 31, 2016
Net debt to total assets	>1.3	43.1%	42.6%
Unencumbered aggregate assets to unsecured debt, using 10 quarter average capitalization rate (1)		2.1	2.0
Shareholders’ equity, using four quarter average (billions) (1)	>$1.6B	$4.2	$4.0
Secured indebtedness to total assets (1)	<35%	13.5%	12.7%
For the rolling four quarters ended
Interest coverage (EBITDA to interest expense) (1)	>1.65	2.5	2.5
Fixed charge coverage (EBITDA to debt service) (1)	>1.50	2.2	2.2

(1) Calculations required under the Company’s credit facility agreements or indentures governing the senior unsecured debentures.

The above ratios include measures not specifically defined in IFRS. Certain calculations are required pursuant to debt covenants and are meaningful measures for this reason. Measures used in these ratios are defined in the Company’s audited annual consolidated financial statements for the years ended December 31, 2016 and 2015.

9. MORTGAGES AND CREDIT FACILITIES

As at	March 31, 2017	December 31, 2016
Fixed rate mortgages	$1,091,294	$997,165
Unsecured facilities	362,856	183,451
Secured facilities	73,029	68,030
Mortgages and credit facilities	$1,527,179	$1,248,646
Current	$247,196	$116,952
Mortgages on investment properties classified as held for sale	8,539	9,990
Non-current	1,271,444	1,121,704
Total	$1,527,179	$1,248,646

Mortgages and secured facilities are secured by the Company’s investment properties. As at March 31, 2017, approximately $2.6 billion (December 31, 2016 – $2.4 billion) of investment properties out of $8.7 billion (December 31, 2016 – $8.5 billion) (Note 4(a)) had been pledged as security under the mortgages and the secured facilities.

As at March 31, 2017, mortgages bear coupon interest at a weighted average coupon rate of 4.4% (December 31, 2016 – 4.5%) and mature in the years ranging from 2017 to 2027. The weighted average effective interest rate on all mortgages as at March 31, 2017 is 4.3% (December 31, 2016 – 4.4%).

13 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

Principal repayments of mortgages outstanding as at March 31, 2017 are as follows:

	Scheduled Amortization	Payments on Maturity	Total	Weighted Average Effective Interest Rate
2017 (remainder of the year)	$21,864	$81,562	$103,426	4.0%
2018	25,486	124,321	149,807	5.4%
2019	22,846	106,714	129,560	6.5%
2020	21,278	45,858	67,136	5.3%
2021	19,588	73,397	92,985	4.4%
2022 to 2027	54,990	493,040	548,030	3.6%
	$166,052	$924,892	$1,090,944	4.3%
Unamortized deferred financing costs and premiums, net			350
Total			$1,091,294

The Company has the ability under its unsecured credit facilities to draw funds based on Canadian bank prime rates, and Canadian bankers’ acceptances (“BA rates”) for Canadian dollar-denominated borrowings, and LIBOR rates or U.S. prime rates for U.S. dollar-denominated borrowings. As of March 31, 2017, the Company had drawn CAD$15.0 million and US $261.6 million, as well as CAD$2.4 million in bank indebtedness on its unsecured credit facilities. Concurrently with the U.S. dollar draws, the Company entered into cross currency swaps to exchange its U.S. dollar borrowings into Canadian dollar borrowings.

The Company’s credit facilities as at March 31, 2017 are summarized in the table below:

As at March 31, 2017	Borrowing Capacity	Amounts Drawn	Bank Indebtedness and Outstanding Letters of Credit	Available to be Drawn	Interest Rates	Maturity Date
Unsecured Operating Facilities
Revolving facility maturing 2021 (1)	800,000	$(214,485)	$(33,753)	$551,762	BA + 1.20% or Prime + 0.20% or US$ LIBOR + 1.20%	June 30, 2021

Non-revolving facility maturing 2020 (2)	150,000	(148,371)	—	—	BA + 1.20% or Prime + 0.20% or US$ LIBOR + 1.20%	October 30, 2020

Secured Construction Facilities
Maturing 2018	115,000	(45,869)	(1,475)	67,656	BA + 1.125% or	February 13, 2018
					Prime + 0.125%
Maturing 2017	7,953	(7,785)	—	168	BA + 1.125% or	September 29, 2017
					Prime + 0.125%
Secured Facilities
Maturing 2019	11,875	(11,875)	—	—	BA + 1.125% or	September 27, 2019
					Prime + 0.125%
Maturing 2018	7,500	(7,500)	—	—	BA + 1.125% or	September 6, 2018
					Prime + 0.125%
Total	$1,092,328	$(435,885)	$(35,228)	$619,586

(1)	The Company had drawn in U.S. dollars the equivalent of CAD$200.4 million which was revalued at CAD$199.5 million, in addition to CAD$15.0 million drawn as at March 31, 2017.

(2)	The Company had drawn in U.S. dollars the equivalent of CAD$150.0 million which was revalued at CAD$148.4 million as at March 31, 2017.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 14

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — continued

10. SENIOR UNSECURED DEBENTURES

As at					March 31, 2017	December 31, 2016
		Interest Rate
				Principal
Series	Maturity Date	Coupon	Effective	Outstanding	Liability	Liability
H	January 31, 2017	5.85%	5.99%	$—	$—	$124,985
I	November 30, 2017	5.70%	5.79%	125,000	124,932	124,906
J	August 30, 2018	5.25%	5.66%	50,000	49,776	49,761
K	November 30, 2018	4.95%	5.17%	100,000	99,654	99,602
L	July 30, 2019	5.48%	5.61%	150,000	149,584	149,542
M	April 30, 2020	5.60%	5.60%	175,000	174,988	174,988
N	March 1, 2021	4.50%	4.63%	175,000	174,222	174,177
O	January 31, 2022	4.43%	4.59%	200,000	198,630	198,567
P	December 5, 2022	3.95%	4.18%	250,000	247,174	247,066
Q	October 30, 2023	3.90%	3.97%	300,000	298,832	298,794
R	August 30, 2024	4.79%	4.72%	300,000	301,286	301,323
S	July 31, 2025	4.32%	4.24%	300,000	301,723	301,768
T	May 6, 2026	3.60%	3.56%	300,000	300,929	300,963
Weighted Average or Total		4.50%	4.56%	$2,425,000	$2,421,730	$2,546,442
Current				125,000	124,932	249,891
Non-current				2,300,000	2,296,798	2,296,551
Total				$2,425,000	$2,421,730	$2,546,442

Interest on the senior unsecured debentures is payable semi-annually and principal is payable on maturity.

11. CONVERTIBLE DEBENTURES

As at					March 31, 2017			December 31, 2016
		Interest Rate
Series	Maturity Date	Coupon	Effective	Principal	Liability	Equity	Principal	Liability	Equity
E	January 31, 2019	5.40%	6.90%	—	—	—	54,666	53,095	2,084
F	January 31, 2019	5.25%	6.07%	—	—	—	51,584	50,773	351
I	July 31, 2019	4.75%	6.19%	51,189	49,959	1,403	51,210	49,822	1,403
J	February 28, 2020	4.45%	5.34%	55,103	53,975	386	55,175	53,943	386
Weighted Average or Total		4.59%	5.75%	$106,292	$103,934	$1,789	$212,635	$207,633	$4,224
Current				—	—		106,250	103,868
Non-current				106,292	103,934		106,385	103,765
Total				$106,292	$103,934	$1,789	$212,635	$207,633	$4,224

(a) Principal and interest

The Company has the option of repaying the convertible debentures on maturity in cash or through the issuance of common shares at 97% of the 20-day volume weighted average trading price of the Company’s common shares ending five days prior to maturity date. The Company also has the option of paying the semi-annual interest in cash or through the issuance of common shares. In addition, the Company has the option of repaying the convertible debentures prior to the maturity date under certain circumstances, either in cash or in common shares.

15 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

During the three months ended March 31, 2017, 0.1 million common shares (three months ended March 31, 2016 — 0.4 million common shares) were issued for $2.4 million (three months ended March 31, 2016 —$8.4 million) to pay interest to holders of the convertible debentures.

Each series of the Company’s convertible debentures pays interest semi-annually and is convertible at the option of the holders in the conversion periods into common shares of the Company at the conversion prices indicated below.

Maturity Date	Coupon Rate	TSX	Holder Option to Convert at the Conversion Price	Company Option to Redeem at Principal Amount (conditional (1))	Company Option to Redeem at Principal Amount (2)	Conversion Price
July 31, 2019	4.75%	FCR.DB.I	2012-2019	Jul 31, 2015 -Jul 30, 2017	Jul 31, 2017 -Jul 31, 2019	$26.75; $27.75	(3)
February 28, 2020	4.45%	FCR.DB.J	2013-2020	Feb 28, 2016 - Feb 27, 2018	Feb 28, 2018 - Feb 28, 2020	$26.75; $27.75	(4)

(1)	Period of time during which the Company may redeem the debentures at their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price for the 20 consecutive trading days ending five days prior to the notice of redemption is not less than 125% of the Conversion Price, by giving between 30 and 60 days’ written notice.
(2)	Period of time during which the Company may redeem the debentures at their principal amount plus accrued and unpaid interest by giving between 30 and 60 days’ written notice.
(3)	These debentures are convertible at the option of the holder into common shares of the Company at a conversion price of $26.75 per common share until July 31, 2017 and $27.75 per common share thereafter.
(4)	These debentures are convertible at the option of the holder into common shares of the Company at a conversion price of $26.75 per common share until February 28, 2018 and $27.75 per common share thereafter.

(b)  Principal redemption

On January 31, 2017, the Company redeemed its remaining 5.40% Series E and 5.25% Series F convertible debentures at par. The full redemption price and any accrued interest owing on each series of convertible debentures was satisfied in cash.

(c)  Normal course issuer bid

Effective August 29, 2016, the Company renewed its normal course issuer bid (“NCIB”) for all of its then outstanding series of convertible debentures. The NCIB will expire on August 28, 2017 or such earlier date as the Company completes its purchases pursuant to the NCIB. All purchases made under the NCIB are at market prices prevailing at the time of purchase determined by or on behalf of the Company.

For the three months ended March 31, 2017 and 2016, principal amounts of convertible debentures purchased and amounts paid for the purchases are represented in the table below:

Three months ended March 31		2017		2016
	Principal		Principal
	Amount		Amount
	Purchased	Amount Paid	Purchased	Amount Paid
Total	100	102	3,173	3,209

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 16

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

12. ACCOUNTS PAYABLE AND OTHER LIABILITIES

As at	Note	March 31, 2017	December 31, 2016
Non-current
Asset retirement obligations (a)		$8,117	$7,815
Ground leases payable		9,344	9,423
Derivatives at fair value	22	6,706	6,469
Deferred purchase price of investment property - shopping centre		1,768	1,763
Deferred income		1,386	1,606
Total non-current		$27,321	$27,076
Current
Trade payables and accruals		$69,157	$66,343
Construction and development payables		47,069	49,204
Dividends payable		52,394	52,330
Interest payable		31,995	38,016
Tenant deposits		27,113	26,573
Derivatives at fair value	22	2,793	-
Total current		$230,521	$232,466
Total		$257,842	$259,542

(a) The Company has obligations for environmental remediation at certain sites within its property portfolio. The Company has also recognized a related environmental indemnity and insurance proceeds receivable in other assets (Note 7).

13. SHAREHOLDERS’ EQUITY

(a) Share capital

The authorized share capital of the Company consists of an unlimited number of authorized common shares and preference shares. The common shares carry one vote each and participate equally in the income and the net assets of the Company upon dissolution. Dividends are payable on the common shares as and when declared by the Board of Directors. The preference shares may be issued from time to time in one or more series, each series comprising the number of shares, designations, rights, privileges, restrictions and conditions which the Board of Directors determines by resolution; preference shares are non-voting and rank in priority to the common shares with respect to dividends and distributions upon dissolution. No preference shares have been issued.

The following table sets forth the particulars of the issued and outstanding common shares of the Company:

Three months ended March 31			2017		2016
	Note	Number of Common Shares	Stated Capital	Number of Common Shares	Stated Capital
Issued and outstanding at beginning of period		243,507	$3,142,399	225,538	$2,768,983
Payment of interest on convertible debentures	11	124	2,442	427	8,355
Conversion of convertible debentures	11	4	107	—	—
Exercise of options, and settlement of any restricted, performance and deferred share units		196	3,630	187	3,422
Share issue costs and other, net of tax effect		—	(5)	—	(2)
Issued and outstanding at end of period		243,831	$3,148,573	226,152	$2,780,758

Quarterly dividends declared per common share were $0.215 for the three months ended March 31, 2017 (three months ended March 31, 2016 - $0.215).

17 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

(b) Contributed surplus and other equity items

Contributed surplus and other equity items comprise the following:

Three months ended March 31				2017				2016
	Contributed Surplus	Convertible Debentures Equity Component	Stock-based Compensation Plan Awards	Total	Contributed Surplus	Convertible Debentures Equity Component	Stock-based Compensation Plan Awards	Total
Balance at beginning of period	$20,954	$4,224	$16,521	$41,699	$19,532	$6,833	$17,284	$43,649
Redemption of convertible debentures in common shares	2,431	(2,434)	—	(3)	—	—	—	—
Repurchase of convertible debentures	1	(1)	—	—	41	(41)	—	—
Options vested	—	—	213	213	—	—	183	183
Exercise of options	—	—	(259)	(259)	—	—	(217)	(217)
Deferred share units	—	—	136	136	—	—	189	189
Restricted share units	—	—	634	634	—	—	465	465
Performance share units	—	—	275	275	—	—	—	—
Settlement of any restricted, performance and deferred share units	—	—	(337)	(337)	—	—	—	—
Balance at end of period	$23,386	$1,789	$17,183	$42,358	$19,573	$6,792	$17,904	$44,269

(c) Stock options

As of March 31, 2017, the Company is authorized to grant up to 15.2 million (December 31, 2016 —15.2 million) common share options to the employees, officers and directors of the Company. As of March 31, 2017, 0.9 million (December 31, 2016 —1.7 million) common share options are available to be granted to the employees, officers and directors of the Company. In addition, as at March 31, 2017, 4.9 million common share options were outstanding. Options granted by the Company generally expire 10 years from the date of grant and vest over five years.

The outstanding options as at March 31, 2017 have exercise prices ranging from $9.81 — $20.24 (December 31, 2016 — $9.81 — $20.24).

During the three months ended March 31, 2017, $0.2 million (three months ended March 31, 2016 — $0.1 million) was recorded as an expense related to stock options.

Three months ended March 31		2017		2016
	Number of		Number of
	Common Shares	Weighted	Common Shares	Weighted
	Issuable	Average	Issuable	Average
	(in thousands)	Exercise Price	(in thousands)	Exercise Price
Outstanding at beginning of period	4,206	$18.15	4,199	$17.56
Granted (a)	869	20.07	855	19.60
Exercised (b)	(177)	17.06	(187)	17.13
Forfeited	(28)	18.72	—	—
Expired	(1)	17.67	—	—
Outstanding at end of period	4,869	$18.53	4,867	$17.93

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 18

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — continued

(a)	The fair value associated with the options issued was calculated using the Black-Scholes model for option valuation based on the assumptions in the following table and is recognized as compensation expense over the vesting period.

Three months ended March 31	2017	2016
Share options granted (thousands)	869	855
Term to expiry	10 years	10 years
Exercise price	$20.07	$19.60
Weighted average volatility rate	15.0%	15.0%
Weighted average expected option life	6 years	6 years
Weighted average dividend yield	4.26%	4.37%
Weighted average risk free interest rate	1.31%	0.76%
Fair value (thousands)	$1,125	$915

(b)	The weighted average market share price at which options were exercised for the three months ended March 31, 2017 was $20.18 (three months ended March 31, 2016 — $19.83).

(d) Share unit plans

The Company’s share unit plans include a Directors’ Deferred Share Unit (“DSU”) Plan and a Restricted Share Unit (“RSU”) Plan that provides for the issuance of Restricted Share Units and Performance Share Units (“PSU”). Under the DSU and RSU plans, a participant is entitled to receive one common share, or equivalent cash value, at the Company’s option, (i) in the case of a DSU, upon redemption by the holder after the date that the holder ceases to be a director of the Company and any of its subsidiaries (the “Retirement Date”) but no later than December 15 of the first calendar year commencing after the Retirement Date, and (ii) in the case of a RSU, on December 15 of the third calendar year following the year of grant for RSUs granted prior to June 1, 2015, and, for all subsequent RSUs granted, on the third anniversary of the grant date. Under the PSU plan, a participant is entitled to receive 0.5 —1.5 common shares per PSU granted, or equivalent cash value at the Company’s option, on the third anniversary of the grant date. Holders of units granted under each plan receive dividends in the form of additional units when the Company declares dividends on its common shares.

Three months ended March 31		2017		2016
(in thousands)	DSUs	RSUs / PSUs	DSUs	RSUs / PSUs
Outstanding at beginning of period	275	471	349	374
Granted (a) (b)	7	191	5	—
Dividends declared	3	9	4	3
Exercised	—	(19)	—	—
Forfeited	—	(3)	—	—
Outstanding at end of period	285	649	358	377
Expense recorded for the period	$136	$831	$114	$392

(1) Common shares required under the DSU plan or the RSU plan may be issued from treasury or acquired in the secondary market through an intermediary.

(a)	The fair value of the DSUs granted during the three months ended March 31, 2017 was $0.1 million (three months ended March 31, 2016 —$0.1 million), measured based on the Company’s prevailing share price on the date of grant. The fair value of the RSUs granted during the three months ended March 31, 2017 was $1.6 million (three months ended March 31, 2016 — nil), measured based on the Company’s share price on the date of grant.

(b)	The fair value of the PSUs granted during the three months ended March 31, 2017 was $2.2 million (three months ended March 31, 2016 — nil). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total shareholder return of the Company’s common shares relative to the S&P/TSX Capped REIT Index.

19 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

Three months ended March 31	2017	2016
PSUs granted (thousands)	112	—
Term to expiry	3 years	—
Weighted average volatility rate	14.3%	—
Weighted average correlation	40.4%	—
Weighted average total shareholder return	0.5%	—
Weighted average risk free interest rate	0.95%	—
Fair value (thousands)	$2,238	—

The fair value of awards granted under the above plans is recognized as compensation expense over the respective vesting periods.

14. NET OPERATING INCOME

Net operating income is presented by segment as follows:

Three months ended March 31, 2017	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$72,302	$45,921	$57,403	$175,626	$(773)	$174,853
Property operating costs	28,057	21,378	19,500	68,935	(966)	67,969
Net operating income	$44,245	$24,543	$37,903	$106,691	$193	$106,884

Three months ended March 31, 2016	Central Region	Eastern Region	Western Region	Subtotal	Other (1)	Total
Property rental revenue	$69,391	$45,158	$54,277	$168,826	$(726)	$168,100
Property operating costs	27,371	20,195	18,451	66,017	(913)	65,104
Net operating income	$42,020	$24,963	$35,826	$102,809	$187	$102,996

(1) Other items principally consist of intercompany eliminations.

For the three months ended March 31, 2017, property operating costs include $5.7 million (three months ended March 31, 2016 - $5.5 million) related to employee compensation.

15. INTEREST AND OTHER INCOME

		Three months ended March 31
	Note	2017	2016
Interest, dividend and distribution income from marketable securities	5	$263	$315
Interest income from loans, deposit and mortgages receivable	5	4,213	2,096
Fees and other income		1,561	1,239
Total		$6,037	$3,650

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 20

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — continued

16. INTEREST EXPENSE

		Three months ended March 31
	Note	2017	2016
Mortgages	9	$11,540	$12,072
Credit facilities	9	2,725	2,024
Senior unsecured debentures	10	27,794	26,629
Convertible debentures (non-cash)	11	2,021	5,109
Total interest expense		44,080	45,834
Interest capitalized to investment properties under development		(5,097)	(5,373)
Interest expense		$38,983	$40,461
Convertible debenture interest paid in common shares	11	(2,442)	(8,355)
Change in accrued interest		6,021	9,372
Effective interest rate less than (in excess of) coupon interest rate on senior unsecured and convertible debentures		161	(170)
Coupon interest rate in excess of effective interest rate on assumed mortgages		447	720
Amortization of deferred financing costs		(1,591)	(1,661)
Cash interest paid associated with operating activities		$41,579	$40,367

17. CORPORATE EXPENSES

	Three months ended March 31
	2017	2016
Salaries, wages and benefits	$7,224	$6,849
Non-cash compensation	931	639
Other corporate costs	2,696	1,974
Total corporate expenses	10,851	9,462
Amounts capitalized to investment properties under development	(1,587)	(1,452)
Corporate expenses	$9,264	$8,010

18. OTHER GAINS (LOSSES) AND (EXPENSES)

	Three months ended March 31
	2017	2016
Realized gain (loss) on sale of marketable securities	$—	$79
Unrealized gain (loss) on marketable securities classified as FVTPL	299	341
Net gain (loss) on prepayments of debt	(2,333)	88
Investment properties selling costs	(502)	(1,439)
Restructuring costs	—	(59)
Other	(27)	(33)
Total	$(2,563)	$(1,023)

21 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

19. INCOME TAXES

The following reconciles the Company’s expected tax expense computed at the statutory tax rate to its actual tax expense for the three months ended March 31, 2017 and 2016:

	Three months ended March 31
	2017	2016
Income tax expense at the Canadian federal and provincial income tax rate of 26.6%	$64,131	$22,155
Increase (decrease) in income taxes due to:
Non-taxable portion of capital gains and other	(25,737)	(5,752)
Other	(1,353)	(284)
Deferred income taxes	$37,041	$16,119

20.  PER SHARE CALCULATIONS

The following table sets forth the computation of per share amounts:

	Three months ended March 31
	2017	2016
Net income attributable to common shareholders	$203,671	$66,957
Adjustment for dilutive effect of convertible debentures, net of tax	1,078	3,700
Income for diluted per share amounts	$204,749	$70,657
(in thousands)
Weighted average number of shares outstanding for basic per share amounts	244,317	226,320
Options	502	372
Convertible debentures	5,413	16,775
Weighted average diluted share amounts	250,232	243,467

The following securities were not included in the diluted net income per share calculation as the effect would have been anti-dilutive:

Three months ended March 31		Number of Shares if Exercised
(in dollars, number of shares in thousands)	Exercise Price	2017	2016
Common share options	$19.60	—	855
Common share options	$19.96	—	245

21.  RISK MANAGEMENT

In the normal course of its business, the Company is exposed to a number of risks that can affect its operating performance. Certain of these risks, and the actions taken to manage them, are as follows:

(a) Interest rate risk

The Company structures its financings so as to stagger the maturities of its debt, thereby mitigating its exposure to interest rate and other credit market fluctuations. A portion of the Company’s mortgages, loans and credit facilities are floating rate instruments. From time to time, the Company may enter into interest rate swap contracts, bond forwards or other financial instruments to modify the interest rate profile of its outstanding debt or highly probable future debt issuances without an exchange of the underlying principal amount.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 22

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued

(b) Credit risk

Credit risk arises from the possibility that tenants and/or debtors may experience financial difficulty and be unable or unwilling to fulfill their lease commitments or loan obligations. The Company mitigates the risk of credit loss from tenants by investing in well-located properties in urban markets that attract high quality tenants, ensuring that its tenant mix is diversified, and by limiting its exposure to any one tenant. As at March 31, 2017, Loblaw Companies Limited (“Loblaw”) accounts for 10.3% of the Company’s annualized minimum rent and has an investment grade credit rating. Other than Loblaw, no other tenant accounts for more than 10% of the annualized minimum rent. A tenant’s success over the term of its lease and its ability to fulfill its lease obligations is subject to many factors. There can be no assurance that a tenant will be able to fulfill all of its existing commitments and leases up to the expiry date. The Company typically mitigates the risk of credit loss from debtors by obtaining registered mortgage charges on real estate properties.

The Company’s leases typically have lease terms between 5 and 20 years and may include clauses to enable periodic upward revision of the rental rates, and lease contract extension at the option of the lessee.

(c) Liquidity risk

Real estate investments are relatively illiquid. This tends to limit the Company’s ability to sell components of its portfolio promptly in response to changing economic or investment conditions. If the Company were required to quickly liquidate its assets, there is a risk that it would realize sale proceeds of less than the current value of its real estate investments.

An analysis of the Company’s contractual maturities of its material financial liabilities and other contractual commitments as at March 31, 2017 is set out below:

As at March 31, 2017		Payments Due by Period
	Remainder of 2017	2018 to 2019	2020 to 2021	Thereafter	Total
Scheduled mortgage principal amortization	$21,864	$48,332	$40,866	$54,990	$166,052
Mortgage principal repayments on maturity	81,562	231,035	119,255	493,040	924,892
Credit facilities and bank indebtedness	7,785	65,243	365,257	-	438,285
Senior unsecured debentures	125,000	300,000	350,000	1,650,000	2,425,000
Interest obligations (1)	120,366	277,991	206,594	218,944	823,895
Land leases (expiring between 2023 and 2061)	769	2,019	2,030	15,457	20,275
Contractual committed costs to complete current development projects	53,088	4,895	-	-	57,983
Other committed costs	30,799	691	-	-	31,490
Total contractual obligations (2)	$441,233	$930,206	$1,084,002	$2,432,431	$4,887,872

(1)	Interest obligations include expected interest payments on mortgages and credit facilities as at March 31, 2017 (assuming balances remain outstanding through to maturity), and senior unsecured debentures, as well as standby credit facility fees.
(2)	The Company has the option to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares, and as such, convertible debentures have been excluded from this table unless the Company has disclosed its intention to settle in cash.

The Company manages its liquidity risk by staggering debt maturities; renegotiating expiring credit arrangements proactively; using revolving credit facilities; and issuing equity when considered appropriate. As at March 31, 2017, there was $362.9 million (December 31, 2016 - $183.5 million) of cash advances drawn against the Company’s revolving credit facilities.

In addition, as at March 31, 2017, the Company has $35.3 million (December 31, 2016 -$48.2 million) of bank overdrafts and outstanding letters of credit issued by financial institutions primarily to support certain of the Company’s contractual obligations.

23 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

22. FAIR VALUE MEASUREMENT

The fair value hierarchy of financial instruments on the unaudited interim condensed consolidated balance sheets is as follows:

As at			March 31, 2017		December 31, 2016
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Measured at fair value Financial Assets
FVTPL investments in equity securities	$13,268	$—	$—	$12,969	$—	$—
AFS investments in limited partnership	—	—	3,824	—	—	3,824
Derivatives at fair value — assets	—	8,406	—	—	12,438	—
Financial Liabilities
Derivatives at fair value — liabilities	—	9,499	—	—	6,469	—
Measured at amortized cost
Financial Assets
Loans and mortgages receivable	$—	$—	$153,365	$—	$—	$144,379
Financial Liabilities
Mortgages	—	1,049,776	—	—	996,835	—
Credit facilities	—	435,885	—	—	251,481	—
Senior unsecured debentures	—	2,593,274	—	—	2,691,059	—
Convertible debentures	108,996	—	—	214,423	—	—

The Company enters into derivative instruments including bond forward contracts, interest rate swaps and cross currency swaps as part of its strategy for managing certain interest rate risks as well as currency risk in relation to movements in the Canadian to U.S. exchange rate. For those derivative instruments to which the Company has applied hedge accounting, the change in fair value for the effective portion of the derivative is recorded in other comprehensive income from the date of designation. For those derivative instruments to which the Company does not apply hedge accounting, the change in fair value is recognized in other gains (losses) and (expenses).

The fair value of derivative instruments is determined using present value forward pricing and swap calculations at interest rates that reflect current market conditions. The models also take into consideration the credit quality of counterparties, interest rate curves and forward rate curves. As at March 31, 2017, the interest rates ranged from 1.6% to 3.5% (December 31, 2016 —1.7% to 3.3%). The fair values of the Company’s asset (liability) hedging instruments are as follows:

	Designated as Hedging Instrument	Maturity as at March 31, 2017	March 31, 2017	December 31, 2016
Derivative assets
Bond forward contracts	Yes	April 2017	$6,008	$6,279
Interest rate swaps	Yes	January 2026 - September 2026	2,398	2,683
Cross currency swaps	No	N/A	—	3,476
Total			$8,406	$12,438
Derivative liabilities
Bond forward contracts	Yes	April 2017	$246	$-
Interest rate swaps	Yes	March 2022 - June 2025	6,706	6,469
Cross currency swaps	No	April 2017	2,547	-
Total			$9,499	$6,469

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017 24

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — continued

23. SUPPLEMENTAL CASH FLOW INFORMATION

(a) Items not affecting cash and other items

		Three months ended March 31
	Note	2017	2016
Straight-line rent adjustment		$(653)	$(1,350)
Investment properties selling costs	18	502	1,439
Realized (gain) loss on sale of marketable securities	18	—	(79)
Unrealized (gain) loss on marketable securities classified as FVTPL	18	(299)	(341)
Net (gain) loss on prepayments of debt	18	2,293	(88)
Non-cash compensation expense		977	685
Deferred income taxes	19	37,041	16,119
Other non-cash items		28	—
Total		$39,889	$16,385

(b) Net change in non-cash operating items

The net change in non-cash operating assets and liabilities consists of the following:

	Three months ended March 31
	2017	2016
Amounts receivable	$(6,310)	$(3,533)
Prepaid expenses	(11,880)	(12,052)
Trade payables and accruals	3,104	7,108
Tenant security and other deposits	570	(2,037)
Other working capital changes	(1,853)	880
Total	$(16,369)	$(9,634)

(c) Changes in loans, mortgages and other real estate assets

	Three months ended March 31
	2017	2016
Advances of loans and mortgages receivable	$(8,169)	$-
Repayments of loans and mortgages receivable	1,170	18,880
Investment in marketable securities, net	—	(742)
Proceeds from disposition of marketable securities	—	830
Total	$(6,999)	$18,968

(d) Cash and cash equivalents (bank indebtedness)

As at	March 31, 2017	December 31, 2016
Cash (1)	$11,232	$12,217
Bank indebtedness	(2,401)	(15,914)
Total	$8,831	$(3,697)

(1) Principally consisting of cash related to co-ownerships and properties managed by third parties.

25 FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017

24. COMMITMENTS AND CONTINGENCIES

(a)	The Company is involved in litigation and claims which arise from time to time in the normal course of business. None of these contingencies, individually or in aggregate, would result in a liability that would have a significant adverse effect on the financial position of the Company.

(b)	The Company is contingently liable, jointly and severally or as guarantor, for approximately $112.7 million (December 31, 2016—$108.1 million) to various lenders in connection with certain third-party obligations, including, without limitation, loans advanced to its joint arrangement partners secured by the partners’ interest in the joint arrangements and underlying assets.

(c)	The Company is contingently liable by way of letters of credit in the amount of $32.9 million (December 31, 2016 -$32.3 million), issued by financial institutions on the Company’s behalf in the ordinary course of business.

(d)	The Company has obligations as lessee under long-term leases for land. Annual commitments under these ground leases are approximately $1.0 million (December 31, 2016 —$1.0 million) with a total obligation of $20.3 million (December 31, 2016 —$20.1 million).

(e)	The Company is involved, in the normal course of business, in discussions, and has various agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a significant impact on the financial position of the Company.

(f)	The Company is contingently liable by way of a put option on a property by the owner that is exercisable up to October 2022.

25. RELATED PARTY TRANSACTIONS

(a) Significant Shareholder

Gazit-Globe Ltd. (“Gazit”) is a significant shareholder of the Company and, as of March 31, 2017, beneficially owns 32.7% (December 31, 2016 — 36.4%) of the common shares of the Company. Norstar Holdings Inc. is the ultimate controlling party of Gazit. In the first quarter of 2017, Gazit disposed of 9,000,000 common shares of the Company.

Corporate and other amounts receivable include amounts due from Gazit. Gazit reimburses the Company for certain accounting and administrative services provided to it by the Company. Such amounts consist of the following:

	Three months ended March 31
	2017	2016
Reimbursements for professional services	$97	$75

As at March 31, 2017, amounts due from Gazit were $0.1 million (December 31, 2016 —$0.1 million).

(b) Joint venture

During the three months ended March 31, 2017, a subsidiary of Main and Main Developments LP earned property-related and asset management fees from M+M Urban Realty LP, which are included in the Company’s consolidated fees and other income in the amount of $0.5 million (March 31, 2016 — $0.4 million).

(c) Subsidiaries of the Company

These unaudited interim condensed consolidated financial statements include the financial statements of First Capital Realty and all of First Capital Realty’s subsidiaries, including First Capital Holdings Trust. First Capital Holdings Trust is the only significant subsidiary of First Capital Realty and is wholly owned by the Company.

26. SUBSEQUENT EVENTS

Second Quarter Dividend

The Company announced that it will pay a second quarter dividend of $0.215 per common share on July 11, 2017 to shareholders of record on June 30, 2017.

FIRST CAPITAL REALTY FIRST QUARTER REPORT 2017            26